EXHIBIT 99.3

ALGONQUIN POWER & UTILITIES CORP.

(a corporation created under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) will be held on Tuesday, June 21, 2011 at 4:00 p.m. (Eastern Time) at the Homewood Suites, 2095 Winston Park Drive, Oakville, Ontario, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal period ended December 31, 2010, together with the report of the auditors thereon;

2.	to re-appoint auditors and authorize the directors (the “Directors”) of the Corporation to fix the auditors’ remuneration;

3.	to elect the Directors as set out in the Corporation’s management information circular (the “Circular”) dated May 18, 2011;

4.	to authorize the board of directors to change the name of the Corporation as the board of directors may determine from time to time;

5.	to approve a strategic investment agreement (the “Strategic Investment Agreement”) between Emera Incorporated (“Emera”) and the Corporation;

6.	to approve the following proposed transactions with or involving Emera, pursuant to which common shares of the Corporation (“Shares”) may be issued to Emera insofar as the completion of such transaction(s) result in Emera’s holdings of Shares exceeding 20% of the outstanding Shares:

a)	subscription receipt financing for the proposed acquisition of gas and electricity distribution businesses from National Grid USA;

b)	purchase of Emera’s interest in California Pacific Electric Company (“Calpeco”) in exchange for Shares; and

c)	subscription receipt financing for acquisition of an interest in a joint venture with First Wind Holdings, LLC (“First Wind”) that will construct, own and operate wind energy projects in the Northeast U.S.;

7.	to waive the application of the shareholder rights plan agreement between the Corporation and CIBC Mellon Trust Company dated as of June 9, 2010 (the “Rights Plan”) to transactions completed pursuant to and in compliance with the Strategic Investment Agreement which take Emera’s holdings of Shares to 20% or more;

8.	to approve amendments to the Corporation’s stock option plan (the “Stock Option Plan”) pursuant to an undertaking given by the Corporation to Institutional Shareholder Services Inc. (formerly, RiskMetrics) (“ISS”);

9.	to approve the adoption of an employee share purchase plan; and

10.	to approve the adoption of a directors’ deferred share unit plan.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Oakville, Ontario this 18th day of May, 2011.

By order of the Directors

(Signed)	“Kenneth Moore”

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by hand to the Corporation, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, so as to arrive not later than 4:00 p.m. (Eastern Time) on June 20, 2011 or deposit it with the chair of the Meeting before the commencement of the Meeting.

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ALGONQUIN POWER & UTILITIES CORP.

MANAGEMENT INFORMATION CIRCULAR

May 18, 2010

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (“Shareholders”) to be held on Tuesday, June 21, 2011 at 4:00 p.m. (Eastern Time) at the Homewood Suites, 2095 Winston Park Drive, Oakville, Ontario or any adjournment thereof. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the directors (“Directors”) of the Corporation or by the Corporation’s transfer agent, CIBC Mellon Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.

The information contained in this Circular is given as at May 18, 2011, unless otherwise indicated. All information in this Circular which refers to the period prior to October 27, 2009 is in reference to Algonquin Power Income Fund (the “Fund”) and all information in this Circular which refers to the period on or after October 27, 2009 is in reference to Algonquin Power & Utilities Corp. On March 4, 2010, the Fund changed its name from Algonquin Power Income Fund to Algonquin Power Co.

On October 27, 2009, Hydrogenics Corporation, which was the name of the Corporation prior to such date, completed a plan of arrangement, take-over bids and compulsory acquisitions (the “Transaction”) pursuant to which the Corporation transferred substantially all of its assets to a new corporation (“New Hydrogenics”), former shareholders of the Corporation became shareholders of New Hydrogenics and New Hydrogenics acquired the assets (other than certain tax attributes) and assumed the liabilities of the Corporation. Also on October 27, 2009, Hydrogenics Corporation was renamed Algonquin Power & Utilities Corp., former unitholders and debentureholders of the Fund became shareholders and debentureholders of the Corporation and the Fund became a subsidiary of the Corporation. As a result, and since the Fund continued to carry on the same business following the Transaction, information regarding Hydrogenics Corporation prior to October 27, 2009 is not relevant to the Corporation as it refers to the business of New Hydrogenics. Consequently, all information in this Circular which is in reference to the period prior to October 27, 2009 is the information of the Fund.

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are Directors. Each Shareholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Shareholder, to represent the Shareholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Shareholder in the space provided in the form of proxy and by striking out the names of the management nominees or by completing another proper form of proxy.

To be effective, proxies must be deposited with the Corporation, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, not later than 4:00 p.m. (Eastern Time) on June 20, 2011 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

Special Instructions for Non-Registered Shareholders

Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares of the Corporation (the “Shares”) beneficially owned by a Shareholder (a “Non-Registered Holder”) are registered:

(a)	in the name of an intermediary that the Non-Registered Holder deals with such as banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will be distributing copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

(a)	be given a voting instruction form which must be completed and signed by the Non- Registered Holder in accordance with the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation or CIBC Mellon Trust Company, as described above. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies on the request for instructions or proxy form provided to them.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Shareholder or by his or her attorney authorized in writing, deposited with the Corporation as provided above. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING OF SHARES

On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote for, vote against or withhold from voting the Shares in respect of which they are appointed by proxy in accordance with instructions of the Shareholder indicated on the proxy. If a Shareholder has specified in his or her form of proxy how his or her Shares will be voted or withheld from voting, the Shares will be voted accordingly. In the absence of instructions with respect to a particular resolution, the Shares will be voted in favour of the resolution as indicated under the appropriate heading in this Circular.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any amendments, variations or other matters to come before the Meeting.

VOTING SHARES

On May 16, 2011, the record date established for notice of the Meeting, the Corporation had outstanding a total of 119,199,940 Shares, each carrying the right to one vote per Share. All Shareholders of record at the close of business on May 16, 2011, the record date established for notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

As of May 16, 2011, to the knowledge of the Directors and officers of the Corporation, no person or company beneficially owned, controlled or directed, directly or indirectly, Shares carrying 10% or more of the votes attached to all Shares.

MATTERS TO BE ACTED ON AT THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2010 will be presented at the Meeting.

2.	Re-Appointment of Independent Auditors

KPMG LLP are the current auditors of the Corporation. KPMG LLP were first appointed auditors of the Corporation on October 27, 2009 pursuant to a Plan of Arrangement under Section 192 of the Canada Business Corporations Act, a copy of which is available on SEDAR at www.sedar.com. At the Meeting, Shareholders will be requested to re-appoint KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Directors to fix the auditors’ remuneration. KPMG LLP was first appointed as auditors of the Fund on September 8, 1997.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Directors to fix the remuneration of the auditors.

3.	Election of Directors

The Corporation’s articles provide that the board of directors of the Corporation (the “Board”) is to consist of a minimum of three and maximum of nine directors. The Directors have been empowered to determine from time to time the number of Directors within the minimum and maximum numbers provided for in the articles. The Directors have fixed the number of Directors to be elected at the Meeting at six. The six persons proposed for nomination for election as Directors are Christopher J. Ball, Christopher Huskilson, Kenneth Moore, George L. Steeves, Ian Robertson and Christopher Jarratt. Under the Corporation’s By-laws, directors are elected annually.

The Board has adopted a “majority voting” policy with respect to the election of Directors. Under the new policy, if a nominee for Director (the “Subject Director”) receives a greater number of votes “withheld” from his or her election than votes “for” such election, the Corporate Governance Committee of the Board will, within 90 days after such vote, make a recommendation to the Board as to whether the Subject Director should be asked to resign his or her position as a Director. The Board will consider that committee’s recommendation and determine appropriate actions to be taken with respect to the Subject Director. If, as a result of the Board’s decision on the recommendation, the Subject Director resigns as a Director, the Corporation will issue a press release announcing the resignation and may determine to fill or leave unfilled (until the next annual shareholder meeting) the vacancy in the Board resulting from the resignation. A copy of the majority voting policy is available on the Corporation’s website at www.algonquinpower.com.

The Subject Director will not participate in the deliberations by the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out below, each of whom has been a Director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table sets forth the name and background information with respect to the six persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five years and a summary of their experience, the date each such person was first elected as a Director, and the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee).

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
Christopher J. Ball Ontario, Canada Age: 60	Christopher J. Ball is currently the Executive Vice President of Corpfinance International Limited, an investment banking boutique firm. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a director of the Independent Power Producers Association of British Columbia. Mr. Ball has served as a trustee of the Fund since October 22, 2002 and as a director of the Corporation since October 27, 2009.	October 27, 2009	24,200

Christopher Huskilson Nova Scotia, Canada Age: 53	Christopher Huskilson is currently the President and Chief Executive Officer of Emera Inc., a North American energy and services company, and he has held this position since November 2004. Since 1980, Mr. Huskilson has held a number of positions within Nova Scotia Power Inc., and is currently a director of Emera Inc. and Nova Scotia Power Inc., and the chairman of Bangor Hydro- Electric Company. Mr. Huskilson has served as a trustee of the Fund since July 27, 2009 and as a director of the Corporation since October 27, 2009.	October 27, 2009	Nil(1)

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
Kenneth Moore Ontario, Canada Age: 52	Kenneth Moore is currently the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., another Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). Mr. Moore has served as a trustee of the Fund since December 18, 1998 and as a director of the Corporation since October 27, 2009.	October 27, 2009	18,000

George L. Steeves Ontario, Canada Age: 61	George L. Steeves is the principal of True North Energy, an energy consulting firm. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the president of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chairman, director and/or audit committee member of public and private companies, including the Corporation, the Fund, Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). He received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Mr. Steeves has served as a trustee of the Fund since September 8, 1997 and as a director of the Corporation since October 27, 2009.	October 27, 2009	17,241(2)

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned
Ian Robertson(5) (6) Ontario, Canada Age: 51	Ian Robertson is currently the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988. Mr. Robertson has over 22 years of experience in the development, financing, acquisition and operation of electric power generating projects. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University, holds a Chartered Financial Analyst designation, and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).	June 23, 2011	422,708(3)

Christopher Jarratt(5) (6) Ontario, Canada Age: 52	Christopher Jarratt is currently the Vice Chairman of the Corporation. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988. Mr. Jarratt has over 25 years of experience in the development, construction, financing, acquisition and operation of independent electric power generating projects both in North America and internationally. Mr. Jarratt was also a founder and principal of a consulting firm specializing in renewable energy project development. Mr. Jarratt is a water resources engineer and holds a Professional Engineering designation through his Honours Bachelor of Science degree from the University of Guelph and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dr. (Chartered Director).	June 23, 2011	406,423(4)

Notes:

(1)	Mr. Huskilson does not own any Shares. Mr. Huskilson is the CEO of Emera Inc. which corporation owns 8,523,000 Shares.
(2)	Mr. Steeves’ directly owns 14,327 Shares and Mr. Steeves’ spouse owns 2,914 Shares. Mr. Steeves exercises control and direction over the Shares owned by his spouse.
(3)	Mr. Robertson directly owns 317,972 Shares and Techno Wiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 104,736 Shares. Mr. Robertson exercises control and direction over the Shares owned by Techno Wiz Kid Inc.
(4)	Mr. Jarratt directly owns 317,472 Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 88,951 Shares. Mr. Jarratt exercises control and direction over the Shares owned by Algonquin Power Corporation (CKJ) Inc.
(5)	Messrs. Jarratt and Robertson hold 436,224 and 494,388 stock options, respectively, granted on August 12, 2010. The stock options allow for the purchase of Shares at a price of $4.05 per Share. One-third of the stock options vest on each of January 1, 2011, 2012 and 2013. Stock options may be exercised up to eight years following the date of grant.
(6)	Messrs. Jarratt and Robertson hold 335,423 and 380,146 stock options, respectively, granted on March 11, 2011. The stock options allow for the purchase of Shares at a price of $5.23 per Share. One-third of the stock options vest on each of January 1, 2012, 2013 and 2014. Stock options may be exercised up to eight years following the date of grant.

4.	Name Change

The Board has recently considered whether a change of name of the Corporation would be beneficial to align the name with the change to a corporate structure, while appropriately representing the utilities and independent power businesses and the values of the Corporation and subsidiary entities. A name change can be beneficial in keeping pace with the changing market landscape, in ensuring the Corporation’s image remains current and reflective of the growing business, to provide a unified identity to attract top talent from the workforce, and to allow the Corporation to capitalize on new opportunities and innovations.

The Board will undertake to follow a process that will examine the goals that are intended to be achieved with a new name based on the current and future strategy of the Corporation and will engage a brand expert in order to facilitate the process. A set of criteria will determined in order to ensure the name appeals to all of the Corporation’s stakeholders and reflects the business of the Corporation.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass a special resolution in the form attached to this Circular as Schedule “A” (the “Name Change Authorization Resolution”), authorizing the board of directors to change the name of the Corporation as the board of directors may determine from time to time and providing that the Corporation’s articles be amended to change the name of the Corporation to reflect such determination.

A change of name of the Corporation is also subject to approval by the Toronto Stock Exchange (the “TSX”), on which the Shares are listed.

Vote Required

In order to be effective, Name Change Authorization Resolution must be passed by at least two-thirds of the votes cast in respect thereof at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Name Change Authorization Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

5.	Strategic Investment Agreement with Emera

In 2009 the Corporation and Emera began discussions on the mutual benefits of working together to jointly acquire the California-based electricity distribution and related generation assets (the “California Utility”) of NV Energy, Inc. (NYSE: NVE). As a result of these discussions, on April 23, 2009, the Corporation and Emera announced that they intended to jointly own and operate the California Utility through a newly formed entity, Calpeco, leveraging APUC’s utility and power generating capabilities and Emera’s proven electrical utility operational expertise. The acquisition of Calpeco was completed January 1, 2011. Building on the success of this transaction, the Corporation and Emera discussed the mutual benefits of an expanded relationship where the two corporations could continue working together. As a result of these discussions, the Corporation and Emera entered into the Strategic Investment agreement.

As announced by the Corporation on April 29, 2011, the Corporation has entered into the Strategic Investment Agreement with Emera, subject to TSX and shareholder approval. The TSX has approved the Strategic Investment Agreement subject to the Corporation receiving shareholder approval for the agreement.

The Strategic Investment Agreement establishes how the Corporation and Emera will work together to pursue specific strategic investments of mutual benefit. The Strategic Investment Agreement builds on the strategic partnership effectively established between the two companies in April 2009.

The Strategic Investment Agreement outlines “areas of pursuit” for each of the Corporation and Emera. For the Corporation, these include investment opportunities relating to unregulated renewable generation, small electric utilities and gas distribution utilities. For Emera, these include investment opportunities related to regulated renewable projects within its service territories and large electric utilities. In respect of opportunities encountered by either the Corporation or Emera that fit within the other’s business development “areas of pursuit”, each party will use commercially reasonable efforts to jointly pursue such opportunities. Either party is free to independently pursue opportunities inside its own “area of pursuit” or outside the other party’s “area of pursuit”. The Board of the Corporation may make a determination that a potential opportunity is a “Qualified Opportunity”, generally an opportunity in respect of which the business intelligence, participation and support of Emera will meaningfully improve the possibility of successful exploitation of the potential opportunity.

Under the Strategic Investment Agreement, where the Corporation, from time to time:

(i)	pursues a Qualified Opportunity developed in conjunction with Emera, and

(ii)	wishes to issue additional Shares or securities convertible into Shares in connection with such Qualified Opportunity,

Emera has a right of first refusal (i.e. a pre-emptive right) to subscribe for Shares or securities convertible into Shares, in an amount that would bring Emera’s holdings of Shares to a maximum of 25% of the Shares outstanding, subject to any approvals required under applicable laws (including the rules of the TSX).

Under the terms of a subscription and unitholder agreement dated April 22, 2009 between Algonquin Power Co. (formerly, Algonquin Power Income Fund) and Emera, as amended, among other things, to add the Corporation as a party (as amended, the “2009 Agreement”), Emera has the right to acquire Shares up to a maximum of 15% of the outstanding Shares. The 2009 Agreement also contains certain restrictions on the transfer of Shares by Emera and requirements with respect to voting of Shares held by Emera. The Strategic Investment Agreement provides an exception to the limitation under the

2009 Agreement on Emera acquiring more than 15% of the outstanding Shares, allowing Emera to acquire up to 25% of the outstanding Shares in certain circumstances. As a result, the 2009 Agreement provides for restrictions and requirements on the acquisition, transfer and voting of Shares held by Emera up to 15% of the outstanding Shares, while the Strategic Investment Agreement provides for restrictions and requirements on the acquisition, transfer and voting of Shares held by Emera between 15% and 25% of the outstanding Shares (the “Additional Shares”).

With respect to voting of the Additional Shares, Emera agrees under the Strategic Investment Agreement, to the extent permitted by applicable laws, that Emera shall:

(a)	not exercise any votes attached to Additional Shares against or withhold from voting with respect to the nominees for election to the Board put forth by the Board (with the exception of any nominees put forth by an Emera affiliated Board member); and

(b)	exercise any votes attached to Additional Shares in favour of all other matters recommended for approval by Shareholders by the Board with respect to:

(i)	all corporate matters requiring Shareholder approval, such as amendments to the Corporation’s articles of incorporation or a take-over bid, arrangement or other transaction pursuant to which a third party acquires control of the Corporation (such transaction, a “Change of Control Transaction”);

(ii)	all stock exchange matters requiring shareholder approval, such as a private placement when the shares issuable constitute greater than 25% of the Shares outstanding, on a non-diluted basis, prior to closing and the price per share is less than the market price; and

(iii)	all other matters for which Shareholder approval is sought.

However, the above-noted voting requirements do not apply (x) in connection with any matter in which Emera is not treated identically to all other holders of Shares in Canada or (y) any matter which is an unsolicited offer for Shares in respect of which the Board has made no recommendation. Furthermore, in connection with any transaction which would be materially prejudicial to Emera’s interests, Emera shall not be required to vote such Shares in favour of such matter and such Shares shall not be counted for the purposes of such vote.

Under the Strategic Investment Agreement, Emera is restricted from transferring any Additional Shares (or securities convertible into Additional Shares) to a purchaser (or group of purchasers acting jointly or in concert), if after such transfer such purchaser(s), will Beneficially Own (including Shares into which convertible securities Beneficially Owned by such purchase(s) may be converted, exercised or exchanged) 15% or more of the Shares, where “Beneficially Owned” has the meaning set forth in the Rights Plan of the Corporation. Exceptions to this restriction on transfer are: (i) to the extent that the Board has approved any such transfer, (ii) such transfer is a tender or deposit of Shares in connection with a Change of Control Transaction, provided that the Board has not recommended that holders of Shares not accept, vote in favour of or tender to the Change of Control Transaction, (iii) to an Affiliate of Emera who agrees in writing to be bound by the restrictions under the Strategic Investment Agreement applicable to Emera at the date of such transfer.

The Strategic Investment Agreement, by its terms, requires the Corporation to obtain Shareholder approval at the Meeting for:

(a)	any issuance of Shares or securities convertible into Shares which would cause the total holdings of Emera on a fully diluted basis to exceed 19.99% of the outstanding Shares, subject to the 25% Threshold (see the section below entitled “Proposed Transactions with Emera” below);

(b)	any issuance of Shares on the acquisition by the Corporation of Emera’s interest in Calpeco (see the section below entitled “Proposed Transactions with Emera” below); and

(c)	the waiver of the applicable provisions of the Rights Plan in respect of the issuance of securities approved under the resolution described in paragraphs (a) or (b) above (see the section below entitled “Waiver of Rights Plan to Share Issuances under the Strategic Investment Agreement”).

As noted, the TSX also requires the Corporation to obtain shareholder approval of the Strategic Investment Agreement. Attached as Schedule “B” is a resolution approving the Strategic Investment Agreement (the “Strategic Investment Agreement Resolution”).

Vote Required

In order to be effective, the Strategic Investment Agreement Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting, excluding any votes attached to Shares owned by Emera.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Strategic Investment Agreement Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

6.	Proposed Transactions with Emera

To the Corporation’s knowledge, Emera currently holds 8,523,000 Shares, representing approximately 7.2% of the outstanding Shares as of May 16, 2011. Emera acquired these Shares effective January 1, 2011 on the exchange of subscription receipts issued under the 2009 Agreement and payment of a promissory note issued by Emera. As discussed above, Emera agreed in the 2009 Agreement not to acquire holdings of more than 15% of the outstanding Shares and to restrictions on voting of Shares it holds. This 15% restriction will apply until the Strategic Investment Agreement becomes effective (after shareholder approval), at which point the provisions of the Strategic Investment Agreement will apply in respect of holdings of Shares by Emera between 15% and 25% of the outstanding Shares.

The TSX requires the Corporation to obtain shareholder approval for any transaction that takes Emera’s holdings of Shares to 20% or more of the outstanding Shares.

The Corporation has recently announced three proposed transactions with Emera which involve the issuance of Shares or securities convertible into or exchangeable for Shares. In particular, the Corporation has announced the following proposed transactions with Emera (the “Proposed Emera Transactions”):

1.

Subscription receipt financing for National Grid USA acquisitions. The Corporation has entered into a subscription agreement with Emera, pursuant to which Emera has subscribed for 12,000,000 subscription receipts of the Corporation at a price of Cdn$5.00 per subscription receipt. Emera paid for the subscription receipts with a non-interest bearing promissory note in favour of the Corporation in the principal amount of Cdn$60,000,000, which note will be repaid by Emera upon the conversion of the subscription receipts.

The proceeds of the subscription receipt financing will be used, in part, by the Corporation to finance the acquisition by an affiliate of the Corporation of all of the outstanding shares of Granite State Electric Company (“Granite State”), a regulated electric distribution utility, and EnergyNorth Natural Gas, Inc. (“EnergyNorth”), a regulated natural gas distribution utility from National Grid USA.

Granite State is a regulated electric distribution company providing electric service to over 43,000 customers in 21 communities in New Hampshire. Granite State’s load and customer count have shown a consistent 1.6% compounded annual growth over the past 10 years. EnergyNorth is a regulated natural gas distribution utility providing natural gas services to over 83,000 customers in five counties and 30 communities in New Hampshire. EnergyNorth has a well diversified customer base with no individual customer accounting for more than 3% of gas volumes delivered. Granite State and EnergyNorth are anticipated to have regulatory assets at closing of approximately US$72.0 million and US$178.8 million, respectively. The acquisition of these two utilities builds upon the Corporation’s utility growth strategy.

The subscription receipts are exchangeable for Shares (on a one-for-one basis, subject to adjustments for capital reorganizations), and the promissory note becomes payable, when the conditions precedent (other than payment of the purchase price) to completion of these acquisitions have been performed or complied with or waived by the applicable parties. A condition precedent to completion of each of these acquisitions is the receipt of regulatory consent from the applicable authorities in the United States.

The 12,000,000 Shares issuable on the exchange of the subscription receipts represents 10.1% of the currently outstanding Shares and represents dilution of 9.1% (after giving effect to this transaction and no other issuances of Shares). The transaction will not close and the Shares will not be issued until all regulatory approvals have been obtained, which is currently expected to be in the fourth quarter of 2011.

2.	Acquisition by the Corporation of Emera’s interest in Calpeco. As discussed above under “Strategic Investment Agreement with Emera”, on January 1, 2011 the Corporation acquired a 50.001% interest in Calpeco, the California-based electricity distribution and related generation assets of NV Energy, Inc. Emera beneficially owns the remaining 49.999% interest in Calpeco

Consistent with the framework established by the Strategic Investment Agreement, Emera has agreed to sell its interest in Calpeco to the Corporation, subject to regulatory approval. As consideration, Emera will receive 8,211,000 Shares in two tranches, subject to certain adjustments. Approximately half of the Shares will be issued following regulatory approval of the Calpeco ownership transfer and the balance of the Shares will be issued following completion of Calpeco’s first rate case which is expected to be completed in the first half of 2012.

The number of shares was agreed to by each party based on the market value of the Corporation’s shares, an assessment of the current and future prospects for the regulated rate base of Calpeco and therefore future earnings potential for the utility, and the amount each party invested in the infrastructure and start up costs for the utility.

The 8,211,000 Shares issuable in exchange for Emera’s 49.999% interest represents 6.9% of the currently outstanding Shares and represents dilution of 6.4% (after giving effect to this transaction and no other issuances of Shares). The transaction will not close and the Shares will not be issued until all regulatory approvals have been obtained which is currently expected to be in the fourth quarter of 2011. The definitive agreement relating to the Corporation’s acquisition of Emera’s interest in Calpeco is still being negotiated, but is expected to reflect the foregoing terms.

3.	Subscription receipt financing for First Wind projects. The Corporation, Emera and First Wind have entered into an agreement to jointly construct, own and operate wind energy projects in the Northeast United States. First Wind has a 370 Megawatt portfolio of wind energy projects in the Northeast United States, including five operating projects and two projects near operation. These assets will become part of an operating company of which First Wind will own 51%.

Emera and the Corporation (or their respective affiliates) will enter into a separate joint venture (“Northeast Wind”), which will own 49% of the operating company. Emera will initially beneficially own 75% of Northeast Wind and the Corporation will beneficially own the balance. Northeast Wind will invest a total of $333 million to acquire the 49% ownership of the operating company. The transaction requires certain state and federal regulatory approvals and approval of the TSX.

The Corporation’s financing plans for the transaction include an agreement with Emera for Emera to subscribe for 6,890,131 subscription receipts at a price of $5.37 per subscription receipt, which Share price represented the closing Share price of the Corporation on the TSX on the day of announcement. Emera is expected to pay for the subscription receipts with a non-interest bearing promissory note in favour of the Corporation in the principal amount of $37 million. The subscription receipts are exchangeable for Shares (on a one-for-one basis, subject to adjustments for capital reorganizations), and the promissory note becomes payable, when the conditions precedent (other than payment of the purchase price) to completion of the transaction have been performed or complied with or waived by the applicable parties. A condition precedent to completion of each of the transaction is the receipt of regulatory consent from the applicable authorities in the United States.

The 6,890,131 Shares issuable on the exchange of the subscription receipts represents 5.8% of the currently outstanding shares and represents dilution of 5.5% (after giving effect to this transaction and no other issuances of Shares). The transaction will not close and the Shares will not be issued until all regulatory approvals have been obtained, which is currently expected to be in the fourth quarter of 2011.

Each of the Proposed Emera Transactions requires regulatory approval, the timing for receipt of which is not within the control of the Corporation. Accordingly, it is not possible to predict the exact timing and order of completion of the Proposed Emera Transactions. Depending on the order in which the Proposed Emera Transactions close (and whether or not Emera exercises its rights under the 2009 Agreement to acquire Shares up to 15% of the outstanding Shares), any one or more of the Proposed Emera Transactions could result in Emera holding 20% or more of the outstanding Shares of the Corporation.

As noted above, the TSX requires the Corporation to obtain shareholder approval for any transaction that takes Emera’s holdings of Shares to 20% or more of the outstanding Shares. Attached as Schedule “C” is a resolution approving each of the Proposed Emera Transactions (the “Emera Transactions Resolution”) to the extent that any one or more of the Emera Proposed Transactions may result in Emera holding 20% or more of the Corporation’s outstanding Shares, subject to Emera’s holdings not exceeding 25% of the outstanding Shares.

Vote Required

In order to be effective, the Emera Transactions Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting, excluding any votes attached to Shares owned by Emera.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Emera Transactions Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

7.	Waiver of Application of Rights Plan to Share Issuances under the Strategic Investment Agreement

Under the Corporation’s Rights Plan dated as of June 9, 2010, certain rights are triggered when a person becomes an “Acquiring Person”, i.e. a person who is the Beneficial Owner (as defined in the Rights Plan) of 20% or more of the outstanding Shares, subject to certain exceptions. A description of the Rights Plan was included in the management information circular of the Corporation dated May 20, 2010 and a copy of the Rights Plan is filed on SEDAR at www.sedar.com under the Corporation’s profile.

Absent a waiver or exemption, the acquisition of Shares by Emera pursuant to transactions completed pursuant to and in compliance with the provisions of the Strategic Investment Agreement (such transactions, the “Allowed Transactions”) may cause Emera to be an Acquiring Person within the meaning of the Rights Plan. The Corporation does not wish to trigger rights under the Rights Plan as a result of acquisitions of Shares by Emera under Allowed Transactions, as such transactions are expected to facilitate the growth of the Corporation’s businesses. Accordingly, and as required by the Strategic Investment Agreement, the Corporation is seeking Shareholder approval to waive the application of the Rights Plan to acquisitions of Shares by Emera under Allowed Transactions.

In particular, attached as Schedule “D” is a resolution (the “Rights Plan Waiver Resolution”) approving the waiver of the application of the Rights Plan to acquisitions of Shares by Emera under Allowed Transactions, in that Emera shall be deemed not to be an Acquiring Person for the purposes of the Rights Plan where Emera acquires Shares under Allowed Transactions.

Vote Required

In order to be effective, Rights Plan Waiver Resolution must be approved by (i) a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting and (ii) a simple majority of 50% plus one vote of the votes cast by Shareholders in respect thereof at the Meeting, excluding any votes attached to Shares owned by Emera.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Rights Plan Waiver Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

8.	Amendments to Stock Option Plan

At the Corporation’s last annual meeting of shareholders held on June 23, 2010 (the “2010 Meeting”), shareholders approved the adoption of the Stock Option Plan. Prior to the 2010 Meeting, the Corporation provided an undertaking to ISS (the “ISS Undertaking”) to, among other things, (i) propose to shareholders certain amendments to the Stock Option Plan requested by ISS no later than the Corporation’s next annual meeting of shareholders held after the 2010 Meeting and (ii) pending shareholder approval of such proposed amendments to the Stock Option Plan, not to take any actions pursuant to the Stock Option Plan which would be in contravention of the terms of such proposed amendments. A description of the Stock Option Plan (not including the amendments described below) is set out under “Statement of Executive Compensation – Executive Stock Option Plan” below.

Specific Amendments

In accordance with the ISS Undertaking, the Corporation is proposing the following amendments to the Stock Option Plan (collectively, the “Option Plan Amendments”):

(i)	To limit non-employee director participation in the Stock Option Plan to the lesser of (i) a reserve of 1% of the Shares outstanding for non-employee directors as a group and (ii) an annual equity award value of $100,000 per director.

(ii)	To require Shareholder approval for the following amendments to the Stock Option Plan:

(a)	reduction of the exercise price, or cancellation and reissuance of options or other entitlements, of non-insider options granted under the Stock Option Plan;

(b)	extension of the term of options beyond the original expiry date of non-insider options;

(c)	changing the eligible participants that may permit an increase to the limit previously imposed on non-employee director participation;

(d)	permitting options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; and

(e)	amending the Stock Option Plan’s amendment provisions.

The proposed amendments align the Stock Option Plan provisions with good corporate governance practices and guidelines.

At the Meeting, Shareholders will be will be asked to consider and, if thought advisable, pass a resolution (the “Option Plan Amendment Resolution”) in the form attached as Schedule “E” to this Circular approving the Option Plan Amendments.

Vote Required

In order to be effective, the Option Plan Amendment Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Option Plan Amendment Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

9.	Adoption of Employee Share Purchase Plan

At the Meeting, Shareholders will be asked to consider and vote upon the adoption of an employee share purchase plan (the “ESPP”) of the Corporation. Under the ESPP, 2,000,000 Shares will be reserved for issuance, which represents 1.7% of the issued and outstanding Shares of the Corporation as of the date of this Circular.

A copy of the proposed ESPP is attached hereto as Appendix 1 to Schedule “F”. The ESPP is intended to enable eligible employees to acquire Shares in the Corporation in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries.

All regular full-time and part-time employees are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Shares through payroll deduction, subject to a maximum limit of $8,000 per year. The Corporation will match 20% of the contributions from Participants for the first $3,000 contributed per year, and 10% of the contributions in excess of $3,000 up to the maximum $8,000 contributed per year. Dividends on Shares in a Participant’s account under the ESPP (i) will be reinvested to purchase additional Shares, if the Participant is a Canadian resident or (ii) will be paid by cheque, net of any withholding taxes, to participants who are not Canadian residents.

On the last day of each fiscal quarter of the Corporation in each year, all contributions received in respect of each participant shall be paid in full on behalf of participants to purchase Shares from treasury and/or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX. The Shares will be issued from treasury at a price equal to the five-day volume weighted average price of the Shares on the TSX for the five trading days immediately preceding the purchase date, or an equivalent number of Shares will be acquired on the market (with any shortfall from contributions for the purchase of such Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).

Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Shares, and the number of Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Shares.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to (a) increase the number of Shares reserved for issuance under the ESPP, (b) add additional categories of persons eligible to participate under the ESPP, (c) eliminate or decrease the limitations on insider participation set forth above, or (d) amend the amendment provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

Attached as Schedule “F” is a resolution approving the adoption of the ESPP (the “ESPP Resolution”). The Board has concluded that the adoption of the ESPP is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to adopt the ESPP.

Vote Required

In order to be effective, the ESPP Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the ESPP Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

10.	Approval of Deferred Share Unit Plan

The Corporation is proposing the adoption of a deferred share unit plan (the “DSU Plan”). The DSU Plan is subject to Shareholder approval and TSX approval. The DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors of the Corporation and Shareholders through the issuance of Shares under the DSU Plan. The Board intends to use deferred share units (“DSUs”) issued under the DSU Plan, as well as options issued under the Corporation’s Stock Option Plan, as part of the Corporation’s overall director compensation plan. Since the value of DSUs increase or decrease with the price of the Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance.

The DSU Plan is described in more detail below and a copy of the proposed DSU Plan is attached as Appendix 1 to Schedule “G” to this Circular.

Description of the Plan

The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee of the Board may impose, an Eligible Director may elect to receive his or her Annual Cash Remuneration in the form of DSUs, cash, or any combination of DSUs and cash. An “Eligible Director” is a director of the Corporation who is not an employee of the Corporation or an affiliate of the Corporation. An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such director in respect of the services provided by such director to the Corporation as a member of the Board in a fiscal year (including annual cash retainers and fees for serving as a member of a Board committee and chairing a Board committee).

All DSUs paid with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a fiscal quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Shares is the volume weighted average trading price of the Shares on the TSX for the five days immediately preceding the date in question.

In addition to DSUs in respect of an Eligible Director’s Annual Cash Remuneration, the Board may award such number of DSUs to an Eligible Director as the Board deems advisable to provide the Eligible Director with appropriate equity-based compensation for the services he or she renders to the Corporation.

On each payment date for dividends paid on Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Shares as of the date on which the dividends on the Shares are paid.

Each participant in the DSU Plan shall be entitled to redeem his or her DSUs following the date upon which the non-executive director ceases to hold any position as a director of the Corporation and its affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the participant (the “Termination Date”). The non-executive director may elect up to two separate dates, between the Termination Date and December 15 of the year following year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such director’s account shall be redeemed (each such date being an “Entitlement Date”). Where the non-executive director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the director’s DSU account by reason of unavailability of market value data).

An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Shares or a combination of cash and Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Shares may be made by Shares issued from treasury (without the issuance of any fractional Shares, the entitlement for which will be cancelled without payment) or through Shares purchased on the open market by an independent broker.

Maximum Number of Shares issuable under the Plan

The maximum number of Shares reserved for issuance under the DSU Plan is 200,000, which is approximately 0.17% of the current issued and outstanding.

The DSU Plan provides that the maximum number of Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Shares. In addition, the maximum number of Shares issued to insiders under the DSU Plan, together with any Shares issued to insiders pursuant to any other securities-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding

Transferability

Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

Amendments to the Plan

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the applicable stock exchange rules are obtained;

(b)	Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and

(c)	no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the DSU

Plan.

Vote Required

At the Meeting, Shareholders will be will be asked to consider and, if thought advisable, pass a resolution (the “DSU Plan Resolution”) in the form attached as Schedule “G” to this Circular approving the DSU Plan. The Board has concluded that the adoption of the DSU Plan is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to adopt the DSU Plan.

In order to be effective, the DSU Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the DSU Plan Resolution, unless the shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise indicated.

Compensation Committee

The Compensation Committee of the Board of Directors (the “Compensation Committee”) determines the compensation for APUC’s executive officers, and reviews, approves and oversees the administration of all of the Corporation’s executive compensation plans and programs. The Compensation Committee currently consists of Chris Huskilson (chair) and Chris Ball.

The Compensation Committee is responsible for reviewing overall compensation policies and for reviewing directors’ compensation on an annual basis, or more frequently if required, in light of the risks involved in being an effective Director. In addition, the Compensation Committee will make recommendations to the Directors regarding the compensation of executive officers of APUC. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chairman, Chief Executive Officer and Chief Financial Officer. The Board of Directors reviews the recommendations of the Compensation Committee and approves compensation matters for executive officers of the Corporation as well as on policy changes related to compensation. For the purposes of this compensation disclosure, the individuals listed in the 2010 “Summary Compensation Table” are the Chief Executive Officer, the Chief Financial Officer and the Vice Chairman, and Secretary of APUC, who are the only four executive officers of the Corporation, or its affiliated companies, as defined by Canadian securities legislation (the “Named Executive Officers”).

Succession Planning and Leadership Development

The Compensation Committee has responsibility for ensuring that an adequate succession planning process is in place for senior management of APUC and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing priority of identifying and developing talent, leadership and skills to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.

The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to management succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.

The Compensation Committee requires that senior management of Algonquin at least annually review the performance of their team members and develop plans for personal growth and career advancement.

Where employees are considered potential successors, a long term professional development plan will be established to further align the employees’ personal development plan with the long term succession needs of the Corporation. Where no internal candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance a plan would be established to provide for filling the role on an interim basis pending the external hire.

Compensation Advisors

The Compensation Committee, from time to time, retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2010 the Compensation Committee engaged Mercer Canada Limited (“Mercer”) as advisors to provide independent advice, compensation analysis and other information for compensation recommendations. Advisors provide counsel on the competitiveness and appropriateness of compensation practices and comparator groups for APUC and its affiliates. The work done and the fees paid by APUC to its advisors are disclosed annually in the Management Information Circular. In 2010, APUC paid $36,983 in fees to Mercer for compensation advice.

Compensation Discussion and Analysis

This section discusses the elements of compensation for the four Named Executive Officers (“Named Executive Officers”) in 2010 discussed in this Management Information Circular; namely:

•	Ian Robertson, Chief Executive Officer, APUC

•	Chris Jarratt, Vice Chairman, APUC

•	David Bronicheski, Chief Financial Officer, APUC

•	Mary Lou McDonald, General Counsel and Corporate Secretary

Executive Compensation Philosophy

The Corporation’s compensation philosophy for executive officers generally follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.

Compensation Program Design

APUC’s compensation program is designed to be competitive in relevant labour markets, include both short-term and long-term performance goals and link compensation to the Corporation’s performance as measured by specific financial results.

In 2009, the Corporation paid Algonquin Power Management Inc. (the “Manager”) directly an Annual Fee and amounts to reimburse benefits expenses as compensation for the management and administration (“Management Services”) of the Corporation as per a management agreement (the “Management Agreement”) pursuant to which services were provided to the Corporation and its subsidiary entities. At the 2010 Meeting, the resolution to internalize the management of the Corporation was passed by Shareholders, the Management Agreement was terminated and the management function of the Corporation is now performed by the directors and executive officers of the Corporation.

Benchmarking Data

The Compensation Committee engages the services of a compensation consultant from time to time to compile market information on Named Executive Officers compensation, relating to base salary and short-term and long-term incentives. Benchmarking reviews occur on a regular basis for the Corporation and affiliates as required. The scope of the review includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

The Compensation Committee undertakes periodic reviews of compensation design and total compensation opportunities for the Named Executive Officers to ensure the programs are current and that they fairly compare for particular roles recognizing varying responsibility and scope of executive positions within APUC and its affiliates.

The Compensation Committee reviews compensation data based on a comparator group of companies, primarily regulated utilities and independent power producers that approximate the size and scope of the Corporation. This comparator group forms the benchmark data.

Based on the benchmark data, the Compensation Committee recommends a total compensation mix for each Named Executive Officer, to the Board of Directors. With respect to the Named Executive Officers, the Compensation Committee reviews benchmark data and other information regarding industry trends for positions of similar scope. Following this process, the Compensation Committee makes recommendations for the total compensation mix for all of the Named Executive Officers to the Board of Directors.

In order to determine appropriate compensation levels relative to APUC’s competitive market, the committee retained Mercer to develop a comparator group of Canadian organizations in APUC’s industry. Mercer’s methodology limits comparators to companies whose revenue fall within one-half to two times those of APUC in order to find comparators that are similar in terms of size and complexity. Like sized comparators in the independent power producers industry are: Atlantic Power Corp, Boralex Inc., Innergex Renewable Energy Inc., Maxim Power Corp. and Pacific Northern Gas.

Given the small number of like sized comparators and similar organizations, as well as incomplete public data, Mercer also developed a group of larger companies in the same industry as an additional reference for making compensation decisions. These utilities include the following: Atco Ltd., Emera Incorporated,

Fortis Inc., Gaz Metropolitan, Transalta, American Water Works Co. Inc., Aqua America Inc., Integrys Energy Group Inc. and NV Energy Inc.

Compensation Mix

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance incentives (which is subject to targets being achieved), and long-term incentives linked to total Shareholder value.

The at-risk components depend on achieving Corporate, subsidiary business units, and individual performance objectives. These objectives are described in Scorecards (“Scorecards”) that establish measurable financial, market, asset and employee objectives that, if achieved, add value to the Corporation or its affiliates. Named Executive Officer’s performance against the Scorecard is measured and rated. Each Executive must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans and programs are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

The Compensation Committee and Board annually review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers.

Name	Base Salary (%)	Short-Term Performance Incentive (%)	Long-Term Incentive (%)	Total Pay at Risk (%)
Ian Robertson	38%	31%	31%	62%
Chris Jarratt	42%	27%	31%	58%
David Bronicheski	47%	30%	23%	53%
Mary Lou McDonald	83%	17%	0%	17%

Base Salary

Base salary is established at levels which are meant to be competitive with other companies and entities similar to and of comparable size to the Corporation. Base salary is not based on any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors.

In setting the recommended salaries of the Named Executive Officers, the Compensation Committee takes into consideration the advice and recommendations provided by Mercer which is based on the salaries paid to other executive officers in the power generation and utilities sectors.

Short-Term Performance Incentive

The short-term performance incentive is a short-term variable element of compensation and payment which is linked to the performance of the Corporation and each executive’s contribution to that performance. Incentives are calculated and paid annually under the bonus plan. The allocation of bonuses among all participants is determined annually by the Compensation Committee in consultation with the Board of Directors.

On December 21, 2009 the Board of Directors appointed Ian Robertson Chief Executive Officer of the Corporation and Chris Jarratt as Vice-Chairman of the Corporation. The Board of Directors retained an outside compensation consultant to establish the compensation for the Chief Executive Officer and the Vice-Chairman and the Chief Financial Officer for 2010.

The Named Executive Officers are eligible for a discretionary short-term performance incentive based on a percentage of base salary if certain pre-set corporate and personal goals are achieved. Each year, these goals and objectives are established by the Compensation Committee and are aligned with the goals and targets of the Corporation for that year.

2010 APUC Corporate Scorecard

On an annual basis, the Board of Directors of APUC approve a scorecard setting forth corporate objectives and target levels to be achieved on which the Short-term Performance Incentive for the Named Executive Officers is based. The Scorecard for APUC is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.

The Scorecard objectives are based on the Corporation’s business plan for the year and establish performance targets for each objective. Objectives on the 2010 Scorecard included:

•	achievement of predetermined financial objectives

•	achievement of predetermined earnings per share target

•	achievement of predetermined growth objectives for operating cash flow and earnings per share

•	achievement of predetermined capital markets objectives

•	achievement of predetermined employee engagement objectives

The relative weight of each performance measure is determined by the Compensation Committee and varies among each of the Named Executive Officers.

Long-term Incentive

The long-term incentive element of compensation for the Named Executive Officers consists of an Executive Stock Option Plan (the “Stock Option Plan”), as described below. In 2010, the Stock Option Plan made up 100 percent of the target long-term compensatory value for Ian Robertson, 100 percent of the target long-term compensatory value for Chris Jarratt, 100 percent of the target long-term compensatory value for David Bronicheski, and nil percent of the target long-term compensatory value for Mary Lou McDonald.

The number of stock options granted to the Named Executive Officers is determined by Mercer and is based the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. The Compensation Committee is responsible for granting stock options based on management’s recommendations.

The stock options increase or decrease in value in proportion to the increase or decrease in the market price of APUC’s Shares over the term of a particular grant. The value of stock option grants are based on the Black-Scholes valuation methodology. The Black-Scholes value was determined to be equal to 12.2 percent of the closing share price of $4.05 as of August 12, 2010.

Executive Stock Option Plan

Description of the Plan

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue stock options (“Options”) to directors, officers or employees of the Corporation or any Affiliate (an “Eligible Individual”), a corporation controlled by an Eligible Individual or any person/company, partnership, trust or corporation engaged to provide management or consulting services for the Corporation or any Affiliate (“Eligible Persons”).

The aggregate number of Shares that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 10% maximum is not exceeded. No fractional Shares may be purchased or issued under the Stock Option Plan.

In addition, under the Stock Option Plan:

•

subject to the terms of the Stock Option Plan, the number of Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•

subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall in no circumstances be lower than the Market Price (as defined below) of the Shares on the date on which the Board approves the grant of the Option;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•

the maximum number of Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Shares outstanding at the time of the grant;

•

the maximum number of Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Shares outstanding at the time of the issuance;

•

if the expiration date for an Option occurs during a Blackout Period (as defined below) or within 10 business days after the expiry date of a Blackout Period applicable to a person granted Options (an “Optionee”), then the expiration date for that option will be extended to the 10th business day after the expiry date of the Blackout Period. A “Blackout Period” is a period of time of time during which the Optionee cannot exercise an Option, or sell Shares issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading); and

•	except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

Under the Stock Option Plan, “Market Price” of the Shares is defined as the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price will be the fair market value of such Shares as determined by the Board in its sole discretion.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or an Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a service provider) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of 30 days after the date of resignation or termination.

Where an Optionee (other than a service provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.

In the event that an Optionee, other than a service provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee, other than a service provider, dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to service providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such service providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the service provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also surrender Options and receive in exchange for each such Option, the amount by which the Market Price of the Shares exceeds the exercise price of the Option (the “In-the-Money Amount”). If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount based on the Market Price of the Shares at the date of exercise, in each case net of an amount equal to any withholding taxes.

In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend, a Share subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as it deems proper in its discretion.

If, after the grant of an Option and prior to its expiry:

(i)	the Shares are reclassified, reorganized or otherwise changed (a “Share Reorganization”), otherwise than as specified in the immediately preceding paragraph, or

(ii)	subject to the Corporation’s right to allow the exercise of vested and unvested Options following the occurrence of certain transactions, the Corporation shall consolidate, merge or amalgamate with or into another corporation (a “Merger”, with the resulting corporation being the “Successor Corporation”), the Optionee will receive, upon the subsequent exercise of his or her Options in accordance with the Stock Option Plan, the number of shares or securities of the appropriate class of the Corporation or Successor Corporation, as the case may be, that the Optionee would have received if on the record date of such Share Reorganization or Merger the Optionee were the registered holder of the number of Shares to which the Optionee was prior thereto entitled to receive on exercise of his or her Options.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation is obtained for any amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding	the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board; or

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business, then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX rules require the Stock Option Plan to be put before Shareholders for reapproval within three years of the date of the original meeting to approve the Stock Option Plan and every three years thereafter.

As of May 16, 2011 the number of outstanding options is 2,052,311, which is 1.7% of the total outstanding Shares of the Corporation. The number of available options is 9,867,683 which is 8.2% of the total outstanding Shares of the Corporation. The number of Shares that have been issued pursuant to the plan is Nil. The number of Shares that have been issued pursuant to the plan as a percentage of the outstanding Shares is 0%.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of shares outstanding as of December 31, 2010, 2009 and 2008.

	December 31, 2010	December 31, 2009(1)	December 31, 2008(1)
Dilution (total number of options outstanding divided by total number of Shares outstanding)	1.2%	—	—
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of Shares outstanding)	1.2%	—	—
Overhang (total Shares available for issuance plus options outstanding, divided by the total number of Shares outstanding)	11.0%	—	—

(1)	The Stock Option Plan was approved by Shareholders on June 23, 2010 therefore amounts for 2008 and 2009 are Nil.

Other Executive Benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the Named Executive Officers are eligible to receive:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage

•	Medical Re-imbursements

•	Supplementary retirement plan contributions; and

•	Monthly car allowance plus mileage, as applicable

Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the Named Executive Officers.

Performance Graph

The following graph compares the Corporation’s cumulative total Shareholder return (assuming an investment of $100 on January 1, 2006) on the units of the Fund (the “Units”) during the period January 1, 2006 to October 27, 2009 and on the Shares during the period October 27, 2009 to December 31, 2010 with the cumulative returns of the S&P/TSX Composite Stock Index during the period January 1, 2006 to December 31, 2010. The data is provided for Units prior to October 27, 2009 and for Shares on and after October 27, 2009 as pursuant to the unit exchange offer, unitholders of the Fund exchanged their Units for Shares on a one-for-one basis effective October 27, 2009.

Algonquin Power & Utilities Corp. Relative Performance

Value of $100 Invested on January 1, 2006

(Assuming reinvestment of all distributions/dividends)

Prior to 2010, the remuneration structure of the Manager was established in the Management Agreement. Remuneration was not based on any specific relationship to the performance of the Corporation taking into consideration the interests of the Corporation and the Shareholders. The Management Agreement motivated the Manager to maintain and grow cash available for distribution to Shareholders through an incentive that paid the Manager a fee of 25% on all distributable cash per Share generated in excess of $0.92 per Share.

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2010 for each of the individuals who were at December 31, 2010, the Chief Executive Officer, the Chief Financial Officer, the Vice Chairman and General Counsel, Corporate Secretary (whose total annual salary and bonus for the fiscal year ended December 31, 2010 exceeded $150,000). For the financial years of the Corporation ended December 31, 2008 and December 31, 2009, the table sets forth the information concerning compensation earned from the Corporation and its subsidiaries for each of the individuals who were the

Chief Executive Officer, the Chief Financial Officer and the executive officers of the Manager to the extent such compensation is attributable to the costs and expenses incurred in the performance of the Management Services together with the annual fee and any incentive paid (the “Management Fees”), or other payments from the Corporation to the Manager for the Management Services.

Due to the fact that Hydrogenics Corporation, which was the name of the Corporation prior to October 27, 2009, transferred all of its operations and assets, other than certain tax attributes, to a new corporation, and the former shareholders of Hydrogenics Corporation became shareholders of such new corporation, pursuant to a Plan of Arrangement, information regarding Hydrogenics Corporation prior to October 27, 2009 is not relevant to the Corporation and will not be useful to the reader. Additionally, since the Fund became a subsidiary of the Corporation and the Fund continues to carry on the same business following the transaction, information provided in the Circular for the period prior to October 27, 2009 is the Fund’s information. As a result, the information below relates to all compensation paid by the Corporation for the period commencing on October 27, 2009 and the Fund for the 2009 and 2008 years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)		Option- Based Awards ($) (6)	Non-Equity Incentive Plan Compensation ($)		All Other Compensa- tion ($)	Total Compensa- tion ($)
						Annual Incentive Plans	Long- Term Incentive Plans
Ian Robertson(1) (2)	2010	285,000	—		242,250	213,849	—	42,020	783,119
Chief Executive Officer,
Algonquin Power &	2009	174,370	—		—	—	—	54,437	228,807
Utilities Corp. and Vice-
President and Director,	2008	174,697	—		—	—	—	89,841	264,538
Algonquin Power
Management Inc.
David Bronicheski(2)	2010	225,000	—		112,500	88,061		30,232	455,793
Chief Financial Officer,
Algonquin Power & Utilities Corp.	2009	211,846	75,267	(5)	—	71,000	—	31,402	389,515
	2008	201,923	60,000	(5)	—	50,000	—	25,119	337,042
Chris Jarratt(1)(2)	2010	285,000	—		213,750	167,919	—	42,020	708,689
Vice Chairman,
Algonquin Power &	2009	174,370	—		—	—	—	52,752	227,122
Utilities Corp. and Chief
Executive Officer and Director, Algonquin	2008	174,697	—		—	—	—	50,493	216,437
Power Management Inc.
Mary Lou McDonald(4),	2010	181,500			—	45,500		12,272	239,272
General Counsel and Corporate Secretary					—
					—

Notes:

(1)	In 2009, the Manager was paid Management Fees totalling $681,148. No incentive fees were paid in 2009. In 2009 only the amounts in the table noted above were paid by the Manager directly to Messrs. Jarratt and Robertson as executive compensation. In 2008, the Manager was paid Management Fees and incentive fees totalling $1,046,072 comprised of an annual fee of $681,148, construction incentive fees for the Sanger repowering project and the BCI facility construction project of $124,924 and $240,000 in connection with the Highground business combination transaction. In 2008, only the amounts in the table noted above were paid by the Manager directly to Messrs. Jarratt and Robertson as executive compensation.
(2)	The annual incentive plan amount for Messrs. Robertson, Jarratt and Bronicheski represent their discretionary bonus.
(3)	The Manager was reimbursed a total of $30,000 by the Fund for life insurance policies for which an affiliate of the Manager, Algonquin Power Corporation Inc., is the beneficiary. Messrs. Jarratt and Robertson and two other individuals are the sole shareholders of Algonquin Power Corporation Inc. As at December 31, 2009, the policies had a total cash surrender value of $243,538.
(4)	Mary Lou McDonald became a NEO in 2010 upon her appointment as General Counsel and Corporate Secretary. Mary Lou McDonald has announced her resignation from the Corporation effective June 3, 2011.
(5)	Amounts relate to bonus awards for the years 2008 and 2009 but were paid in Shares in 2010.
(6)	Value based on stock option valuation undertaken at time of award (August 12, 2010).

The following chart sets out in detail “All Other Compensation” earned by the Named Executive Officers as reported in the Summary Compensation Table above.

		Perquisites			Other Compensation
Name	Year	Car	Other	Total ($)	Insurance Premiums (1) ($)	Savings Plan	Total All Other
		Allowance ($)	Perquisites ($)			Contributions ($)	Compensation ($)
	2010	11,520	—	—	13,058	17,442	42,020
Chris Jarratt	2009	6,000	9,458	15,458	26,832	10,462	52,752
	2008	6,000	7,362	13,362	—	10,698	50,493
	2010	11,520	—	—	13,058	17,442	42,020
Ian Robertson	2009	6,000	9,266	15,266	28,709	10,462	54,437
	2008	6,000	9,930	15,930	63,213	10,698	89,841
	2010	11,520	—	—	5,012	13,700	30,232
David Bronicheski	2009	11,963	4,590	16,553	2,138	12,711	31,402
	2008	8,548	3,045	11,593	1,411	12,115	25,119
Mary Lou McDonald	2010	—	—	—	5,012	$7,260	12,272

Notes:

(1)	Insurance premiums include life, disability and MRP (Medical Reimbursement Plan) amounts.

Outstanding Option Based Awards

The following table describes all option-based awards as at December 31, 2010 for each Named Executive Officer that is eligible for such award.

Name	Number of Options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options
Ian Robertson	494,388	$4.05	August 12, 2018	479,556
Chris Jarratt	436,224	$4.05	August 12, 2018	423,137
David Bronicheski	229,592	$4.05	August 12, 2018	222,704

Standardized Arrangements

The Corporation entered into an executive employment agreement with Mr. Robertson, the Chief Executive Officer, Mr. Jarratt, Vice Chairman, and Mr. Bronicheski, the Chief Financial Officer of the Corporation, on July 3, 2010 (the “Employment Agreements”).

Termination for Cause

If Messrs. Robertson, Jarratt or Bronicheski are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. Each may resign at any time during the term of his Employment Agreement by providing not less than 60 days prior written notice to the Corporation. Upon resignation, each will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

Within twelve months following a change in control of the Corporation, if Messrs. Robertson, Jarratt or Bronicheski are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to 24 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for 24 months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within 90 days.

Termination Without Cause

Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to 18 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for 18 months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would have vested within 18 months of the last day of employment and (v) all unvested stock options which would have vested within 18 months of termination and which are exercisable within 90 days of termination.

Summary Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2010 and that the Employment Agreements were in effect on such date (the actual effective date of the Employment Agreements being January 1, 2010), the Named Executive Officers would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement ($)	Bonus Entitlement ($)	Options ($)	Share- Based Awards ($)	Benefits ($)	Total Payout ($)
Ian Robertson	Termination without Cause	427,500	363,375	319,704	—	62,516	1,173,608
	Change of Control	570,000	484,500	479,556	—	83,355	1,617,411
Chris Jarratt	Termination without Cause	427,500	277,875	282,092	—	62,516	1,049,983
	Change of Control Disability	570,000	370,500	423,137	—	83,355	1,444,992
David Bronicheski	Termination without Cause	337,500	168,750	148,469	—	45,348	700,068
	Change of Control	450,000	225,000	222,704	—	60,464	958,169
Mary Lou McDonald	Termination without Cause	136,125	35,500	—	—	—	171,625

Director Compensation

Directors are entitled to receive remuneration from the Corporation in the amount of $24,000 per year. As well, the Chairperson of each of the Board, the Audit Committee, the Corporate Governance Committee, and the Compensation Committee are entitled to receive additional remuneration from the Corporation in the amount of $5,000 per year.

Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting in person and $750 for meetings attended by telephone. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of Corporation’s business. In the fiscal year ended December 31, 2010, the Corporation paid each Director as indicated below on account of retainer and meeting attendance fees.

Director Compensation Table

Director	Fees Earned (1) ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total(1) ($)
Kenneth Moore Chairman of the Board	58,250	—	—	—	—	—	58,250
Christopher J. Ball Chairman of the Audit Committee	59,750	—	—	—	—	—	59,750
George Steeves Chairman of the Corporate Governance Committee	56,750	—	—	—	—	—	56,750
Christopher Huskilson(2) Chairman of the Compensation Committee	51,500	—	—	—	—	—	51,500

Notes:

(1)	Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, the annual budget approval meeting and business development meetings; and (b) if applicable, acting as chair of the Board and Board committees.
(2)	Director fees owed to Christopher Huskilson are paid directly to Emera Inc.

Indebtedness of Directors and Others

The following table sets out the aggregate indebtedness as at May 18, 2011 of all current and former executive officers, employees, directors or nominee directors of the Corporation or any of its subsidiaries, to the Corporation and any of its subsidiaries, and to other entities if the indebtedness to such other entities is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share Purchases	Nil	Nil
Other	Nil	Nil

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Regulators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”) to the extent reasonably possible given its structure.

Directors

In accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), a Director is independent if the Director has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Corporation, be reasonably expected to interfere with such Director’s independent judgment. In determining whether a particular Director is “independent”, the Corporation considers the factual circumstances of each Director in the context of the Guidelines.

Based upon information provided by the Directors as to their individual circumstances, the Corporation has determined that all nominees, with the exception of Messrs. Robertson, Jarratt and Huskilson, are considered “independent” within the meaning of NI 52-110 for the following reasons: (a) none of them has received remuneration from the Corporation in excess of Director retainers or fees; and (b) none of them has a material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) other than as a Director. None of these individuals could therefore be reasonably perceived to be in a position that might materially interfere with their independent judgment and their ability to act in the best interests of the Corporation. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chairman, respectively, are the only Directors employed by the Corporation. Mr. Huskilson is the Chief Executive Officer of Emera Inc. which owns 8,523,000 Shares of the Corporation.

Summary of Director and Committee Meetings During 2010

Meeting Type	Number of Meetings
Director	17	(1)
Audit Committee	6
Corporate Governance and Compensation Committees	2
Total number of meetings held	25

Notes:

(1)	Of the 17 Director meetings held in 2010, 12 meetings were held to discuss regular Corporation business and 5 meetings were held to discuss business development related items.

Summary of Attendance for Director and Committee Meetings During 2010

The following table sets forth the summary of attendance for director and committee meetings for the Corporation in 2010.

Director/Trustee	Director Meetings (1)	Board Committee Meetings
Christopher Ball	17 of 17	8 of 8
Christopher Huskilson	13 of 17	6 of 8
Chris Jarratt	17 of 17	8 of 8
Kenneth Moore	17 of 17	7 of 8
Ian Robertson	17 of 17	8 of 8
George Steeves	16 of 17	7 of 8

Notes:

(1)	The Director’s written mandate requires the Directors to hold meetings at least annually (either regularly scheduled or unscheduled) at which management of the Corporation is not present. Since January 1, 2010, there have been 6 meetings of the Directors in the absence of members of management of the Corporation.

Directorships

Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. In addition, Mr. Chris Huskilson currently serves as a director on the board of directors of Emera Inc., Nova Scotia Power Inc., ICD Utilities Ltd., St. Lucia Electricity Services Ltd. and Bangor Hydro-Electric Company and Ian Robertson currently serves as a director of North Peace Energy Corp.

Mandate of the Directors

The Directors have a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Director mandate is set forth in Schedule “H”.

Position Descriptions

The Directors have developed position descriptions for the Chair of the Board and the Chair of each committee of the Board (the “Committee Chairs”) in order to delineate their respective roles and responsibilities.

The position description of the Chair of the Board requires that the Chair provide leadership for the Directors and serves as chair of Board and Shareholders’ meetings. The Chair of the Board also:

(a)	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

(b)	provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

(c)	assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

(d)	in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual directors and the composition of the Board; and

(e)	executes all contracts, documents or instruments in writing which require his signature.

The position description for the Committee Chairs provides that each Committee Chair shall:

(a)	chair all committee meetings;

(b)	provide leadership for the committee;

(c)	act as the communication link between the Board and the applicable committee;

(d)	review formal communications from the committee to the Board before dissemination to the Board;

(e)	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

(f)	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

(g)	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

Audit Committee

The Board has established an audit committee (“Audit Committee”) comprised of Christopher Ball (Chairman), Kenneth Moore and George Steeves, all of whom are independent and financially literate for purposes of NI 52-110.

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as Schedule “E” to the annual information form of the Corporation dated March 31, 2011 (the “Annual Information Form”), a copy of which is available on SEDAR at www.sedar.com.

Corporate Governance and Compensation Committees

The directors have established a Corporate Governance Committee (“CGC”) comprised of three of the independent directors of APUC, George Steeves (chair), Chris Huskilson and Ken Moore, and management members Ian Robertson and Chris Jarratt. This CGC also serves as the director nominating and evaluating committee. The CGC is responsible for reviewing APUC’s corporate governance practices. The CGC will also consider from time to time the effectiveness of the Directors and whether an increase to the number of directors is warranted.

The directors have also put in place a Compensation Committee, comprised of Directors Chris Huskilson (chair) and Chris Ball, and management members Ian Robertson and David Bronicheski. The Compensation Committee is responsible for reviewing directors’ compensation on an annual basis, or more frequently if required, in light of the risks involved in being an effective Director. In addition, the Compensation Committee will make recommendations to the Board regarding the compensation of executive officers of the Corporation and produce a report concerning executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described above under the heading “Statement of Executive Compensation”.

Orientation and Continuing Education

When a new Director is appointed or elected, the Corporate Governance Committee is responsible for, among other things, assessing the orientation needs of such new Director and overseeing the development by the management of an orientation program for such Director. In addition, the Corporate Governance Committee is responsible for assessing the development needs of each Director and establishing Director development programs.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct and ethics (the “Code of Ethics”) to assist all Directors, employees, officers, directors, agents and contractors of the Corporation and each of its subsidiary entities (collectively, “Algonquin Representatives”). A copy of the Code of Ethics may be obtained upon request to the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario L6H 7H7 or on SEDAR at www.sedar.com.

The Board is ultimately responsible for the implementation and administration of the Code of Ethics and has designated a compliance officer (the “Compliance Officer”) to assist the Board in this regard. The Compliance Officer is responsible for, among other things, monitoring compliance with the Code of Ethics and will provide a report to the Board on a quarterly basis on investigations and other significant matters arising under the Code of Ethics.

The Corporation has established confidential reporting procedures in order to encourage Algonquin Representatives to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. The Board believes this encourages and promotes a culture of ethical business conduct. A violation of the Code of Ethics may result in disciplinary action, which may include termination of an Algonquin Representative’s relationship with the Corporation or its subsidiary entities.

The Board has not granted any waivers of the Code of Ethics in favour of a Director or executive officer of the Corporation and, accordingly, no material change report has been required or filed during the most recently completed financial year that pertains to any conduct of a Director or executive officer of the Corporation that constitutes a departure from the Code of Ethics.

Nomination of Directors

Due to the small number of Directors, the Board has not created a separate nominations committee. The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises. As noted above, all of the members of the Corporate Governance Committee are independent Directors, which the Corporation believes encourages an objective nomination process.

Assessments

The responsibilities of the Corporate Governance Committee also include assessing, at least annually by using a written questionnaire which is completed by all Directors, the effectiveness and contribution of the Board as a whole, the chairs of the Audit Committee and the Corporate Governance Committee and each of the individual Directors.

In addition, the Chair of the Board, in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual Directors and the composition of the Board.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, nor any proposed nominee for election as director of the Corporation or any associate or affiliate of any such director, officer or proposed trustee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, since commencement of the Corporation’s most recently completed financial year, the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed Director or any associate or affiliate of any informed person or proposed Director, in any transaction or in any proposed transaction that has materially affected or would materially affect the Corporation. Several agreements and transactions have been discussed elsewhere in this document regarding material transactions between the Corporation and Emera Inc. Chris Huskilson is the President and Chief Executive Officer of Emera Inc. and is a current member of the Corporation’s board of directors and has been proposed for nomination for re-election at the Meeting.

OTHER BUSINESS

The Corporation knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

ADDITIONAL INFORMATION

Copies of the Annual Information Form (together with the documents incorporated therein by reference), comparative financial statements of the Corporation for the fiscal year ended December 31, 2010, together with a report and opinion of the auditors thereon, management’s report, management’s discussion and analysis of the Corporation’s financial condition and results of operations for the fiscal year ended December 31, 2010 and this Circular are available upon request from the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. This information, together with other important information regarding the Corporation, may be found on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Directors.

DATED as of this 18th day of May, 2011.

By order of the Board of Directors

(Signed) Kenneth Moore

Schedule “A”

Special Resolution Approving Name Change

RESOLVED as a special resolution that:

1.	To authorize the board of directors to change the name of the Corporation as the board of directors may determine from time to time.

2.	The articles of the Corporation be amended to change the name of the Corporation to such name as the board of directors of the Corporation may determine from time to time.

3.	The directors of the Corporation may revoke this resolution before it is acted upon without further approval of the shareholders of the Corporation.

4.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “B”

Resolution Approving Strategic Investment Agreement

RESOLVED that:

1.	The Strategic Investment Agreement entered into between the Corporation and Emera, as described in the management information circular of the Corporation dated May 18, 2011, is hereby approved.

2.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “C”

Resolution to Approve Transactions with Emera

that May Result in Emera Holding 20% or More

of the Corporation’s Outstanding Shares

RESOLVED that:

1.	Each of the Proposed Emera Transactions (as defined and described in the management information circular of the Corporation dated May 18, 2011) is hereby approved to the extent that any one or more of such Proposed Emera Transactions may result in Emera Incorporated holding 20% or more of the Corporation’s outstanding common shares, subject always to the requirement that Emera’s holdings shall not exceed 25% of the outstanding Shares as a result of such Proposed Emera Transactions.

2.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “D”

Resolution to Approve Waiver of Rights Plan

to Share Issuances under the Strategic Investment Agreement

RESOLVED that:

1.	The acquisition by Emera Incorporated of common shares of the Corporation under transactions completed pursuant to and in compliance with the provisions of the Strategic Investment Agreement between the Corporation and Emera Incorporated (the “Allowed Transactions”) shall, for the purposes of the Shareholder Rights Plan Agreement of the Corporation dated as of June 9, 2010, be deemed not cause Emera Incorporated to be an “Acquiring Person” pursuant to the Shareholder Rights Plan Agreement, and the rights thereunder shall not be triggered upon the acquisition of common shares to Emera Incorporated under the Allowed Transactions.

2.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “E”

Resolution to Approve Amendments to Stock Option Plan

RESOLVED that:

1.	The amendments to the stock option plan of the Corporation, shown in blacklined text set out in Appendix 1 to this Schedule “E” to the management information circular of the Corporation dated May 18, 2011, are hereby approved.

2.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Appendix 1 to Schedule “E”

Amendments to Stock Option Plan

(Shown in Blacklined Text)

ALGONQUIN POWER & UTILITIES CORP.

STOCK OPTION PLAN

(Amended and Restated Effective June 21, 2011)

ARTICLE 1

PURPOSE OF THE PLAN

1.1	The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

ARTICLE 2

DEFINED TERMS AND RELATED PROVISIONS

2.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Affiliate” means, in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Section 2(2) of the Canada Business Corporations Act);

(b)	“Blackout Expiry Term” has the meaning ascribed thereto in Section ~~5.9~~5.10;

(c)	“Blackout Period” means a period of time during which the Optionee cannot exercise an Option, or sell Optioned Shares, due to applicable policies of the Corporation in respect of insider trading;

(d)	“Board” means the board of directors of the Corporation;

(e)	“Cause” means the termination of the employment of the Eligible Person with the Corporation or an Affiliate for cause, including, without limiting the foregoing, any events defined as constituting cause under the Eligible Person’s employment agreement with the Corporation or an Affiliate, if any;

(f)	“Change-in-Control” means:

(i)	any change in the holding, directly or indirectly, of securities of the Corporation or of any voting rights attached to any securities of the Corporation, as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation that may be cast to elect directors of the Corporation; and

(ii)	Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)	the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change-in-Control has occurred, or that such a Change-in-Control is imminent, in which case, the date of the Change-in-Control shall be deemed to be the date specified in such resolution, provided that the Change-in-Control actually occurs.

(g)	“Corporation” means Algonquin Power & Utilities Corp. and includes any successor corporation thereof;

(h)	“Eligible Person” means:

(i)	any director, officer or employee of the Corporation or any Affiliate (an “Eligible Individual”); or

(ii)	a corporation controlled by an Eligible Individual, all of the issued and outstanding shares of which are, and continue at all times to be, legally and beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Eligible Corporation”); or

(iii)	any Service Provider;

(i)	“In-the-Money Amount” means the excess, if any, of the Market Price of a Share at such time over the Option Price, in each case such In-the-Money Amount being payable by the Corporation in cash (or its equivalent) or Shares at the election of the Corporation in accordance with the provisions hereof;

(j)	“Insider” has the meaning ascribed to this term for the purposes of the TSX rules relating to Securities-Based Compensation Arrangements;

(k)	“Market Price” at any date in respect of the Shares means the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(l)	“Option” means an option to purchase Shares granted to an Eligible Person under the Plan and “Option Agreement” means an agreement between the Corporation and an Optionee respecting such Option;

(m)	“Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(n)	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

(o)	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(p)	“Plan” means this Stock Option Plan, as the same may be amended, restated or varied from time to time;

(q)	“Service Provider” means any person (other than an Eligible Individual), company, partnership, trust or corporation (other than an Eligible Corporation) engaged to provide management or consulting services for the Corporation or any Affiliate for an initial, renewable or extended period of twelve months or more;

(r)	“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(s)	“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 ereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

(t)	“TSX” means the Toronto Stock Exchange.

ARTICLE 3

ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Board, or a committee of the Board, as the Board shall determine from time to time.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares underlying each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g)	to determine vesting periods for the Options; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3

Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4

SHARES SUBJECT TO THE PLAN

4.1	Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof shall not exceed 10% of the issued and outstanding Shares on the date such Option is granted. If any Option is terminated, cancelled or has expired without being fully exercised, or is surrendered in exchange for the In-the-Money Amount, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. In addition, if any Option is exercised, an equivalent number of Shares may be reserved for issuance pursuant to the grant of additional Options in replacement for such exercised Options. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5

TERMS AND CONDITIONS OF OPTIONS

5.1	The Board may grant Options to any Eligible Person as the Board determines from time to time.

5.2	Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option (including upon a Change-in-Control) and other terms and conditions relating to each Option shall be determined by the Board from time to time.

5.3	Subject to any prior approval, if required, by any stock exchange or other securities regulatory authority, the Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options) hereof.

5.4	Notwithstanding Section 5.3, subject to the rules of any stock exchange upon which the Shares may be listed or other securities regulatory authority, the Board may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Board shall not, in the event of any such acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s).

5.5	Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Board approves the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.6	Subject to Section ~~5.9~~,5.10,, and except to the extent required by the provisions set out in Sections 6.2 to 6.7, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

5.7	An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to the Optionee, cease and terminate and be of no further force or effect whatsoever.

5.8	No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or

(b)	the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

5.9	Participation in the Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the outstanding Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Plan of $100,000 per non-employee director.

5.10

~~5.9~~Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period (the “Blackout Expiry Term”). This Section ~~5.9~~5.10 applies to all Options outstanding under this Plan. The Blackout Expiry Term for an Option may not be amended by the Board without the approval of the holders of Shares in accordance with Section 9.1(a) of the Plan.

ARTICLE 6

TERMINATION OF OPTIONS

6.1	Subject to Sections 6.2 to 6.7 hereof, any resolution passed at any time by the Board and the terms of any option agreement or employment agreement with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2	If an Optionee, other than a Service Provider, (i) voluntarily resigns from the Corporation or (ii) ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then in either case all unvested Options held by such Optionee on the date of termination are immediately forfeited. All vested Options held by such Optionee may be exercised within thirty (30) days after the date of resignation or termination. Any vested Options which have not been so exercised shall expire and terminate on the date which is thirty (30) days after the date of resignation or termination.

6.3

If an Optionee, other than a Service Provider, (i) shall retire, or terminate his employment or directorship with the consent of the Board, in each case in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees or (ii) ceases to serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of a termination of the Optionee’s employment by the Corporation for Cause, then in either case, all vested Options then held by the Optionee may exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. Any Options which have not been exercised shall expire and terminate on the date which is ninety (90) days after the date of retirement or termination.

6.4	In the event that an Optionee, other than a Service Provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

6.5	If an Optionee, other than a Service Provider, shall die, all unexercised Options held by such Optionee at the time of death shall immediately vest, and such Optionee’s personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise all such Options. Any Options which have not been exercised shall expire and terminate one (1) year after the date of such death.

6.6	For greater certainty:

(a)	if the Optionee is an Eligible Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Eligible Corporation;

(b)	Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person; and

(c)	the Board may, by resolution or under the terms of an option agreement or employment agreement, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee’s employment shall not apply to any Optionee for any reason acceptable to the Board.

6.7	Notwithstanding any other provision herein, all Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option Agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of the original expiry date of the term of the Option or the day which is one (1) year following the date of termination of the engagement of the Service Provider.

ARTICLE 7

EXERCISE OF OPTION

7.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying (i) the number of Shares with respect to which the Option is being exercised; and (ii) the number of Shares, if any, with respect to which the Optionee is surrendering such Option and electing to receive the In-the-Money Amount; and (iii) otherwise in accordance with the exercise procedures respecting Options determined by the Board or the Committee from time to time accompanied by payment in full of the Option Price of the Shares to be purchased, if any, on the exercise of the Option as specified in Section 7.1(i) above. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and compliance with such procedures.

7.2	If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount (less any applicable withholding of taxes) based on the Market Price of the Shares at the date of exercise, and:

(a)	if the Corporation elects to pay the In-the-Money Amount in cash, the Corporation shall deliver a cheque or similar means of payment for the In-the-Money Amount (subject to applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(i); or

(b)	if the Corporation elects to pay the In-the-Money Amount in Shares, subject to Section 7.3, the Corporation shall deliver a certificate representing the number of Shares equivalent to the In-the-Money Amount (less any applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(ii).

7.3	For greater clarity, the number of Shares issued in respect of payment of the In-the-Money Amount in accordance with Section 7.2(b) hereof shall be rounded down to the next whole Share.

7.4	Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c)	the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.5	Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Board may from time to time determine.

ARTICLE 8

CERTAIN ADJUSTMENTS

8.1	In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, such Shares shall be adjusted as determined by the Board as it deems proper in its discretion.

8.2	If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Section 9.3 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section 9.3 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

ARTICLE 9

AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1	The Board may amend, suspend or discontinue the Plan or amend Options granted under the Plan at any time without shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any ~~amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required; and~~:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	reduction of the Option Price, or cancellation and reissuance of Options or other entitlements, of non-insider Options granted under the Plan;

(iii)	extension of the term of Options beyond the original expiry date of non-insider Options;

(iv)	change in Eligible Persons that may permit an increase to the limit imposed on non- employee director participation set out in Section 5.9;

(v)	allowance of Options granted under the Plan to be transferable or assignable other than for estate settlement purposes; or

(vi)	amendment to the Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Plan.

9.2	No amendment, suspension or discontinuance of the Plan may contravene the requirements of the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

9.3	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof, in the event:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board;

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then and in such event, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

9.4	Notwithstanding the provisions of this Article 9, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.5	Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee, whether or not vested, may be exercised by such Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1	An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2	Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be reelected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

10.3	Notwithstanding Section 5.7 hereof and subject to Section 10.4 hereof, any vested Options may be transferred or assigned between an Eligible Individual and the related Eligible Corporation, provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Board, in its sole and absolute discretion, approves such assignment.

10.4	In the event an Eligible Corporation shall cease at any time to be an Eligible Corporation (as defined in Section 2.1(h)(ii) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related Eligible Individual.

10.5	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 11

DATE OF PLAN

11.1	This Plan originally dated and effective the 23rd day of June, 2010 shall, as amended and restated, be dated and effective the 21st day of June, 2011.

Schedule “F”

Resolution Approving Adoption of the Employee Share Purchase Plan

RESOLVED that:

1.	The employee share purchase plan of the Corporation, substantially in the form attached as Appendix 1 to this Schedule “F” to the management information circular of the Corporation dated May 18, 2011, is hereby approved.

2.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Appendix 1 to Schedule “F”

Employee Share Purchase Plan

ALGONQUIN POWER & UTILITIES CORP.

EMPLOYEE SHARE PURCHASE PLAN

1.	Purpose

1.1	This Employee Share Purchase Plan has been established to enable eligible employees to acquire Shares in Algonquin Power & Utilities Corp. in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to employees.

2.	Definitions and Interpretation

2.1	“Algonquin” and “Algonquin Power & Utilities Corp.” means Algonquin Power & Utilities Corp., and any successor or continuing company resulting from the amalgamation of Algonquin Power & Utilities Corp. with any other company or resulting from any other form of corporate reorganization of Algonquin Power & Utilities Corp. and any reference in the Plan to action by the Corporation means action by or under the authority of the Board, the Corporate Governance Committee of the Board or any person or committee that has been designated by the Board as responsible for this Plan.

2.2	“Account” means the account to be established in respect of each Participant as described in Section 7.1.

2.3	“Agency Agreement” means the Agreement referred to in Section 10.2.

2.4	“Agent” means any person, company or firm which may be appointed by the Corporation under Section 10.2 to maintain accounts and to hold Shares as agent for all Participants on the terms set out herein.

2.5	“Board” means the Board of Directors of Algonquin.

2.6	“Compensation” means the regular salary or wages of a Participant received or to be received from the Corporation or a subsidiary of the Corporation for the Participant’s service with respect to a particular Fiscal Year, excluding any overtime, bonuses or other compensation with respect to such Fiscal Year and any Corporation Contributions or other benefits received by the Participant under this Plan.

2.7	“Contributions” means Corporation Contributions and Participant Contributions.

2.8	“Corporation” means Algonquin and such Subsidiaries as may from time to time be designated by the Board as eligible to participate in the Plan (and which have not been designated by the Board as ineligible to participate in the Plan) and their respective successors and assigns so long as they remain Subsidiaries on a consolidated basis or each of them, as applicable.

2.9	“Corporation Contribution” means the amount of money paid by the Corporation under the Plan in respect of a Participant as described in Section 5.

2.10	“Employee” means a regular full-time or part-time employee of the Corporation and for greater certainty does not include employees who have received notice of termination of employment or contract employees.

2.11	“Fiscal Year” means the fiscal year of the employer of the Participant.

2.12	“Independent Broker” means a registered broker which is independent under TSX rules for this purpose.

2.13	“Insider” means an “insider” as defined in the policies of the TSX relating to Securities- Based Compensation Arrangement plans.

2.14	“Non-Active Participant” means a Participant who ceases to contribute to the Plan but who maintains an account balance with the Plan.

2.15	“Participant” means an Employee who has applied and agreed to participate in the Plan on such terms as the Corporation may specify and whose application has been accepted by the Corporation.

2.16	“Participant Contribution” means the amount of money contributed by a Participant in the Plan as described in Section 4.

2.17	“Plan” means this Employee Share Purchase Plan and includes all amendments thereto.

2.18	“Purchase Date” means the last day of each fiscal quarter of Algonquin (currently the last day of March, June, September and December of each year).

2.19	“Release” means release of a certificate representing Shares under the Plan as described in Sections 8 and 9.

2.20	“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more Participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.21	“Share Price” means the volume weighted average trading price of the Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

2.22	“Shares” means common shares in the capital of Algonquin Power & Utilities Corp. as presently constituted or any shares or other securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed pursuant to a reorganization.

2.23	“Subsidiary” means a subsidiary as defined in the Canada Business Corporations Act.

2.24	“TSX” means the Toronto Stock Exchange.

2.25	Unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.26	This Plan is established under the laws of the Province of Ontario and rights of all parties and the interpretation of each and every provision of the Plan shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.	Eligibility and Participation

3.1	All Employees are eligible to participate in the Plan, subject to the terms of the Plan. To become a Participant such Employee must complete and sign an application in the form prescribed by the Corporation from time to time and file it with such other officer or employee of the Corporation as may be designated by the Corporation from time to time, and authorize the Corporation in writing to deduct the Participant Contribution from the Participant’s Compensation. Upon acceptance of such application by the Corporation, such employee shall become a Participant under the Plan.

3.2	The Corporation will provide each Participant with the following:

(a)	a written explanation of the pertinent provisions of the Plan (including amendments thereto applicable to the Participant), together with a written explanation of the rights and duties of a Participant; and

(b)	any other information regarding the Plan required to be provided, and in a manner prescribed, under any applicable laws.

3.3	Participants who are on an approved leave of absence or long-term disability may remain a Participant for a period of one year from the initial date of the leave of absence or from the initial date of qualification under the Corporation’s long-term disability program. In the event that payroll deduction is not available to such Participants during such one-year period, the Participant may make Participant Contributions directly to the Corporation or the Agent, as applicable. If the Employee continues on a leave of absence or long-term disability after such one year period, the Employee’s participation in the Plan shall terminate at the expiry of such one-year period. The Employee may re-apply to participate in the Plan if Employee returns to regular full-time or part-time employment with the Corporation.

4.	Participant Contributions

4.1	A Participant may elect to contribute as the Participant Contribution under the Plan an amount for each regular payroll period, representing on an annual basis no more than $8,000 (excluding any dividends received on Shares in a Participant’s Account that are reinvested to purchase additional Shares). Such election shall initially be made by the Participant by completing, signing and filing with the Corporation the application form in the form prescribed by the Corporation as contemplated by Section 3.1.

4.2

Subject to Section 4.1, a Participant may elect to change the amount of the Participant Contribution by completing, signing and filing with the Corporation an authorization in the form prescribed by the Corporation from time to time specifying the new amount which shall thereafter constitute the Participant Contribution. Such a change may be made only once in each Fiscal Year.

4.3	A Participant may elect to suspend the Participant Contribution at any time by completing, signing and filing an authorization in the form prescribed by the Corporation from time to time. As of the effective date of such suspension, and until the Participant elects to resume such Participant Contribution in accordance with Section 4.4, the Participant shall be deemed to be a Non-Active Participant.

4.4	A Participant who has suspended the Participant Contribution in accordance with Section 4.3 may elect, by completing, signing and filing an authorization in the form prescribed by the Corporation from time to time, to resume making a Participant Contribution at any time which is at least six months subsequent to the effective date of the suspension pursuant to Section 4.3. In the sole discretion of the Corporation, a Participant may resume Participant Contributions pursuant to this Section prior to the expiry of the six month period subsequent to the effective date of the suspension of the Participant Contribution, in the event of leave, lay-off, or disability or such other circumstances as may in the sole discretion of the Corporation be appropriate.

4.5	Subject to the foregoing, the effective date of any initial election, change, suspension or resumption of Participant Contributions under this Section 4 shall be governed by regular payroll input deadlines of the Corporation.

4.6	All Participant Contributions shall be (i) deducted by the Corporation out of each regular payroll payment and shall be retained by or paid to the Corporation, as the case may be, or paid directly by the Participant in accordance with Section 3.3 if applicable, and (ii) applied in accordance with Section 6.1.

5.	Corporation Contributions

5.1	Corporation Contributions as described herein shall be made on each Purchase Date in respect of those Participants who have made a Participant Contribution since the immediately preceding Purchase Date.

5.2	The amount of Corporation Contribution in respect of each Participant on any Purchase Date in any Fiscal Year shall be equal to:

(a)	20% of the amount of Participant Contributions made by the Participant since the last Purchase Date, in respect of Participant Contributions in such Fiscal Year that, in the aggregate, are equal to or less than $3,000; and

(b)	10% of the amount of Participant Contributions made by the Participant since the last Purchase Date, in respect Participant Contributions in such Fiscal Year that, in the aggregate, are in excess of $3,000 but less than or equal to $8,000.

5.3	Corporation Contributions shall be additional remuneration to the Participant which the Participant directs be retained by or paid to Algonquin Power & Utilities Corp., as the case may be, and applied in accordance with Section 6.1. By participating in the Plan, the Participant acknowledges that the full amount of Corporation Contribution shall be paid and applied on behalf of the Participant in accordance with the Plan and that any income tax or other statutory or other payroll deductions in respect of Corporation Contributions shall be deducted from regular payroll payments to the Participant.

5.5	The Corporation shall also pay administrative costs related to the Plan but shall not pay brokerage or related fees or expenses related to the sale of Shares by the Participant. No interest shall be paid or allocated to Participant Contributions received prior to the applicable Purchase Date.

6.	Purchase, Allocation and Reservation of Shares

6.1	On each Purchase Date:

(a)	all Participant Contributions and Corporation Contributions received since the last Purchase Date shall be paid in full on behalf of the Participants,

(b)	and dividends paid on Shares in the Account of a Canadian resident Participant since the last Purchase Date shall be reinvested,

to purchase Shares for the Participants. At the Corporation’s option, such purchased Shares may be (i) issued to Participants from treasury at the Average Share Price or (ii) acquired on behalf of Participants by purchases through the facilities of the TSX by an Independent Broker for this purpose, in accordance with applicable laws and as set out in Section 6.3 below.

6.2	In the event the Corporation has determined to issue from treasury all or a portion of Shares purchased by Participants on a Purchase Date,

the Corporation shall in writing advise the Corporation’s registrar and transfer agent and, if applicable, the Agent, of such Share issuance and the Share Price for such Shares, showing the number of Shares purchased by each Participant;

each Participant’s purchased Shares shall be issued by the Corporation from treasury to such Participant at the applicable Share Price; and

such purchased Shares shall be issued as fully paid and non-assessable Shares in the Corporation.

6.3	In the event that the Corporation has determined that all or a portion of Shares purchased by Participants on a Purchase Date shall be acquired by purchases through the facilities of the TSX, the Corporation shall forward to an Independent Broker on or before the Purchase Date the purchase price for such number of Shares to be purchased through the facilities of the TSX that would otherwise have been issued from treasury. In the event that the Contributions in respect of such market purchases is less than the amount required to acquire such Shares in the market through the facilities of the TSX, the Corporation shall contribute the difference, and in the event that the amount required is less than such Contributions, the Corporation. may apply the excess amounts to the cost and expenses of administering the Plan

6.4	The Shares purchased by Participant Contributions and Corporation Contributions respectively in accordance with Section 6.2 or Section 6.3 shall in each case be allocated to the Participants in accordance with the respective Contributions made by, or by the Corporation in respect of, each such Participant. Effective as of the relevant Purchase Date (and not before), each Participant shall be deemed to be the registered and beneficial owner of such number of Shares as are purchased or issued in accordance with Section 6.2 or Section 6.3 and shall thereafter be entitled to all rights of ownership incidental thereto, including the right to receive dividends and other distributions payable in respect of the Shares and to receive notice of, attend and vote at meetings of holders of Shares

6.5	Dividends on a Participant’s Shares in the Plan, shall, for Participants who are residents of Canada, be reinvested to purchase additional Shares in the Plan. A Participant who is not a resident of Canada will receive a cheque for dividends on Shares in the Participant’s Account, net of any withholding taxes.

6.6	The aggregate number of Shares reserved for issuance from treasury by Algonquin under this Plan shall not exceed 2,000,000 Shares.

7.	Participant Accounts

7.1	The Corporation or, if appointed, the Agent shall maintain an account for each Participant in such a way that the interests of each Participant in the Plan in respect of Participant and Corporation Contributions may be ascertained. Such individual accounts shall be posted periodically. The account will reflect Shares purchased by Participant and Corporation Contributions which have been allocated to such account.

8.	Release of Certificates

8.1	A Participant may, subject to this Section and Section 9, elect to receive certificates representing Shares in the Participant’s Account (a “Release”). Such Release shall require not less than seven days prior written notice to the Corporation or, if appointed, the Agent. Except as set out in Section 9 or unless otherwise determined by the Corporation, a Participant may not make more than one such Release from the Account in any six month period.

8.2	Subject to Section 8.1, a Participant who has notified the Corporation or, if appointed, the Agent that the Participant wishes to withdraw the whole or a part of the Shares in the Participant’s Account shall be entitled to receive such Shares (provided the Release is in respect of at least 100 Shares), computed to the date such notice is received. A share certificate representing the appropriate number of Shares, registered in the name of such Participant or such name as the Participant may direct, will be provided to the Participant. If such Participant is withdrawing the entire Account and is entitled to a fraction of a Share upon such Release, an amount equal to the value of such fraction shall be paid to the Participant.

8.3	The Corporation shall arrange to provide statements to Participants describing the particulars of each Release.

9.	Distribution on Termination of Employment

9.1	Upon the termination of employment of any Participant with the Corporation for any reason whatsoever, a Release shall be made in respect of all Shares held in the Participant’s Account.

9.2	A certificate for such Shares, registered in the name of such Participant or in such name as the Participant may direct, shall be delivered to the Participant. If the Participant is deceased, such certificate shall be delivered to the estate of the Participant. If the Participant shall be entitled to a fraction of such Share upon such termination, the money equal to the value of such fraction shall be paid to such Participant or such Participant’s estate, as applicable.

10.	Administration and Appointment of Agent

10.1	The Plan shall be administered by the Corporation in accordance with its provisions. All costs and expenses of administering the Plan, except as otherwise set out in this Plan, will be paid by the Corporation. The Corporation may, from time to time, establish administrative rules and regulations relating to the operation of the Plan as it may deem necessary to further the purpose of the Plan and amend or repeal such rules and regulations. The Corporation, in its discretion, may appoint a Committee for the purpose of interpreting, administering and implementing the Plan. The Corporation may also delegate to any director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

10.2	The Corporation may appoint a person, firm or company to serve as the Agent under the Plan. The Corporation and the Agent shall enter into an agreement (the “Agency Agreement”) which shall provide for the application of amounts received to purchase Shares. The Agency Agreement shall provide that the Agent holds such Shares as agent for the Participants in accordance with the Plan. The Agency Agreement shall contain such other terms and provisions, not inconsistent with the Plan, as the Corporation shall approve. The Corporation shall have the right, at any time and from time to time, to remove from office any Agent appointed under the Plan and to appoint another Agent in its stead in accordance with the terms of the Agency Agreement.

11.	Voting of Shares in the Plan

11.1	The Corporation shall furnish each Participant with a copy of a notice of each meeting of shareholders of Algonquin Power & Utilities Corp. and other material sent to holders of Shares.

11.2	A Participant may provide instruction as to the voting of Shares at any meeting at which the holders of Shares are entitled to vote in respect of the number of whole Shares standing to the Participant’s credit in the Participant’s Account.

12.	Insider Participation Limit

12.1	No Shares issued or delivered under this Plan if, at the time of such issuance or delivery, such issuance or delivery could result, at any time, in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or

(b)	the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

13	Amendment or Termination of the Plan

13.1	The Board may at any time and for any reason amend, suspend or terminate in whole or in part, the Plan, or amend the terms as they relate to any Participant, without the approval of the shareholders of Algonquin; provided that the following amendments shall require the approval of the shareholders of Algonquin:

(a)	an increase in the number of Shares reserved for issuance from treasury under the Plan;

(b)	adding additional categories of Participants eligible to participate under the Plan;

(c)	eliminating or decreasing the limitations on Insider participation in Section 14; and

(d)	amending this Section 14.1 to eliminate a matter requiring shareholder approval.

No such amendment or termination can or shall adversely affect the rights of any Participant and his or her existing entitlement to purchase Shares, provided that the purchase of Shares may be terminated by the Board on any Purchase Date if the Board determines that the termination of the Plan is in the best interests of the Corporation and its shareholders.

13.2	Upon termination of the Plan, all Shares held in the Participant’s Account shall be released in full to the Participant by providing to the Participant certificates respecting the Shares, registered in the name of such Participant or such name as the Participant may direct. In the event the Participant shall be entitled to a fraction of a Share upon such termination, the money equal to the value of such fraction shall be paid to such Participant. The Corporation or, if appointed, the Agent shall be entitled to wind-up the Plan in accordance with this Section over such reasonable period of time as will allow for the orderly termination of the Plan.

14.	General Provisions

14.1	The Corporation shall arrange for the distribution to each Participant of a statement of the Participant’s account balances in the Participant’s Account quarterly during each Fiscal Year or such other periodic basis as the Corporation decides from time to time.

14.2	The interest of any Participant in the Plan shall not be assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.

14.3	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation. No Employee, Participant or other person shall have any claim or right to participate under the Plan. Participation in this Plan shall not affect the right of the Corporation to terminate the employment of a Participant. Neither any period of notice nor any payment in lieu thereof, or combination thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

14.4	The Company shall not be liable to any Participant for any loss resulting from:

(a)	a decline in the market value of any Shares purchased by the Participant pursuant to the Plan;

(b)	any change in the market price of the Shares between the time the Participant authorized the purchase of the Shares and the time such purchase takes place;

(c)	any dividends paid on the Shares between the time the Participant authorized the purchase of the Shares and the time such purchase takes place; and

(d)	any change in the market price of the Shares between the time any dividends are paid on the Shares and the time a purchase of Shares using those dividends hereunder takes place, where applicable.

14.5	The Plan and the implementation thereof is subject to such governmental and stock exchange approvals or consents that now or in the future are applicable. As a condition of participating in the Plan, each Participant agrees to comply with all laws, rules and regulations which may apply in connection with the Plan and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

14.6	The Corporation may adopt and apply rules that in its opinion will ensure that the Corporation will be able to comply with applicable provisions of any federal, provincial, state or local law relating to withholding of tax, including on the amount, if any, includable in income of a Participant. The Corporation shall have the right in its discretion to satisfy withholding tax liability by retaining or purchasing Shares acquired by a Participant under the Plan.

Schedule “G”

Resolution Approving Adoption of the Deferred Share Unit Plan

RESOLVED that:

1.	The directors’ deferred share unit plan of the Corporation, substantially in the form attached as Appendix 1 to this Schedule “G” to the management information circular of the Corporation dated May 18, 2011, is hereby approved.

2.	Any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Appendix 1 to Schedule “G”

Directors’ Deferred Share Unit Plan

Section 1 Interpretation

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a greater alignment of long-term interests between Eligible Directors of the Corporation and the shareholders of the Corporation; and

(b)	to provide a compensation system for Eligible Directors that, together with the other Director compensation mechanisms of the Corporation, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of the various committees of the Board.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Account” means the account maintained by the Corporation in its books for each Eligible Director to record the DSUs credited to such Eligible Director under the Plan;

(b)	“Affiliate” means an affiliate of the Corporation, as applicable, as the term “affiliate” is defined in paragraph 8 of the Canada Revenue Agency’s interpretation bulletin IT- 337R4, “Retiring Allowances”;

(c)	“Annual Cash Remuneration” means all amounts ordinarily payable in cash to an Eligible Director by the Corporation in respect of the services provided by the Eligible Director to the Corporation in connection with such Eligible Director’s service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; and (iii) the fee for chairing a Board committee which amounts shall, unless otherwise determined by the Board or the Committee, be payable Quarterly in arrears. For greater certainty, “Annual Cash Remuneration” shall exclude any meeting fees payable in respect of attendance at individual meetings and any amounts received by an Eligible Director as a reimbursement for expenses incurred in attending meetings;

(d)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(e)	“Beneficiary” means an individual who, on the date of an Eligible Director’s death, is the person who has been designated in accordance with Section 4.7 and the laws applying to the Plan, or where no such individual has been validly designated by the Eligible Director, or where the individual does not survive the Eligible Director, the Eligible Director’s legal representative;

(f)	“Board” means the Board of Directors of the Corporation;

(g)	“Broker” means, with respect to an Eligible Director, a broker independent from the Corporation under Stock Exchange Rules, who has been designated by the Eligible Director in accordance with rules established by the Committee and who is a member of the Toronto Stock Exchange or any such other stock exchange as may be determined by the Committee from time to time.

(h)	“Committee” means the Corporate Governance Committee of the Board, or such other persons designated by the Board;

(i)	“Common Share” means a common share of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(j)	“Corporation” means Algonquin Power & Utilities Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or the Committee;

(k)	“Conversion Date” means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to an Eligible Director under Section 2.3, which date shall, subject to variation as determined by the Board or the Committee, generally be the last day of each Quarter and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

(l)	“Deferred Share Unit” or “DSU” means a unit credited by the Corporation to an Eligible Director by way of a bookkeeping entry in the books of the Corporation, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

(m)	“Director” means a member of the Board;

(n)	“DSU Award Agreement” means the agreement setting out the terms of any DSU award;

(o)	“DSU Notice” means the notice evidencing an award of Deferred Share Units under Section 2.3.2 in the form of Schedule B hereto, or such other form as may be prescribed by the Committee from time to time;

(p)	“Effective Date” has the meaning ascribed thereto in Section 1.3;

(q)	“Elected Percentage” has the meaning ascribed thereto in Schedule A;

(r)	“Election Notice” means the written election under Section 2.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Committee from time to time;

(s)	“Eligible Director” means all Directors of the Corporation who are not employees of the Corporation or any Affiliate, and including any non-executive Chair of the Board;

(t)	“Entitlement Date” has the meaning ascribed thereto in Section 3.1;

(u)	“Fair Market Value” means, with respect to any particular date, the volume weighted average trading price per Common Share on the Stock Exchange during the immediately preceding 5 Trading Days. In the event that the Common Shares are not listed and posted for trading on the Stock Exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Corporation in its sole discretion, acting reasonably and in good faith;

(v)	“Insider” “Insider” means an “insider” as defined in the policies of the Toronto Stock Exchange relating to Securities-Based Compensation Arrangement plans;

(w)	“Plan” means this Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan, as amended from time to time;

(x)	“Quarter” means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and “Quarterly” means each “Quarter”;

(y)	“Securities-Based Compensation Arrangements” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(z)	“Stock Exchange” means The Toronto Stock Exchange, or if the Common Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market.

(aa)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which shares of the Corporation are listed;

(bb)	“Termination Date” means the date of an Eligible Director’s death, or retirement from, or loss of office or employment with the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including (i) the voluntary resignation or retirement of an Eligible Director from the Board; or (ii) the removal of an Eligible Director from the Board whether by shareholder resolution or failure to achieve re-election; and

(cc)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Common Shares and on which Common Shares are actually traded.

1.3	Effective Date

The Plan shall be effective as of June 21, 2011 (the “Effective Date”).

1.4	Eligibility

If an Eligible Director should become an officer (other than non-executive Chairman) or employee of the Corporation while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Corporation. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.

1.5	Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require. If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein. References to “Section” or “Sections” mean a section or sections contained in the Plan, unless expressly stated otherwise. All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.6	Administration

1.6.1 The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee of the Board or any one or more directors, officers or employees of the Corporation as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

1.6.2 The Committee shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) have the power to delegate, on such terms as the Committee deems appropriate, any or all of its powers hereunder to any officer of the Corporation, including without limitation the Chief Executive Officer or Secretary of the Corporation; and (iv) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Director and any other person claiming an entitlement or benefit through the Eligible Director. All expenses of administration of the Plan shall be borne by the Corporation as determined by the Committee.

1.7	Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

Section 2 Election Under the Plan

2.1	Payment of Annual Cash Remuneration

Subject to Section 2.2 and such rules, regulations, approvals and conditions as the Committee may impose, an Eligible Director may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

2.2	Election Process

(a)	A person who is an Eligible Director on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the Secretary of the Corporation an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the Eligible Director’s Annual Cash Remuneration payable for services provided after the effective date of such election, subject to the provisions of Section 2.2(c).

(b)	An individual who becomes an Eligible Director during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the Secretary of the Corporation an Election Notice within 30 days after the individual becomes an Eligible Director.

(c)	An Eligible Director who has previously made an election under this Section 2.2, or who has never made any election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent fiscal year by completing and delivering to the Secretary of the Corporation a new Election Notice on or before September 30 immediately preceding the first day of such subsequent fiscal year.

(d)	An Eligible Director who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Corporation a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(e)	The Committee may prescribe election forms for use by Eligible Directors who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Eligible Directors where the Committee determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Eligible Directors or the Corporation under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

(f)	For greater certainty, if the Corporation establishes a policy for members of the Board with respect to the acquisition and / or holding of Common Shares and / or DSUs, each Director shall ensure that any election he or she makes under this Section 2.2 complies with such policy.

2.3	Deferred Share Units

Deferred Share Units

2.3.1 Deferred Share Units elected by an Eligible Director pursuant to Section 2.2 shall be credited to the Eligible Director’s Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to an Eligible Director’s Account as of a particular Conversion Date pursuant to this Section 2.3.1 shall be determined by dividing the portion of that Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date.

2.3.2 In addition to Deferred Share Units granted pursuant to Section 2.3.1, the Board may award such number of Deferred Share Units to an Eligible Director as the Board deems advisable to provide the Eligible Director with appropriate equity-based compensation for the services he or she renders to the Corporation. Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to an Eligible Director’s Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units. The Corporation and an Eligible Director who receives an award of Deferred Share Units pursuant to this Section 2.3.2 shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto.

2.3.3 Deferred Share Units credited to an Eligible Director’s Account under Section 2.3.1, together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to an Eligible Director’s Account and the Eligible Director’s entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

2.3.4 Deferred Share Units credited to an Eligible Director’s Account under Section 2.3.2, together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.

2.4	Maximum Number of Shares and Limits

2.4.1 The aggregate number of Common Shares which may be issued by the Corporation under the Plan is limited to 200,000. All Common Shares subject to Deferred Share Units that terminate or are cancelled without being settled shall be available for any subsequent issuance of Deferred Share Units under the Plan.

2.4.2 No Deferred Share Units shall be granted to any Eligible Director if the total number of Common Shares issuable to such Eligible Director under this Plan, together with any Common Shares reserved for issuance to such Eligible Director under any other security based compensation arrangement of the Corporation would exceed 5% of the issued and outstanding Common Shares.

2.4.3 Under this Plan and any other Securities-Based Compensation Arrangements of the Corporation:

the number of Common Shares reserved for issuance pursuant to Deferred Share Units granted to Insiders shall not exceed 10% of the issued and outstanding Common Shares; and

the number of Common Shares issued to Insiders, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares.

2.5	Dividends

On any payment date for dividends paid on Common Shares, an Eligible Director shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Eligible Director’s Account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Common Shares are paid.

2.6	Eligible Director’s Account

An Eligible Director’s Account shall record at all times the number of Deferred Share Units standing to the credit of the Eligible Director. Upon payment in satisfaction of Deferred Share Units credited to an Eligible Director in the manner described herein, such Deferred Share Units shall be cancelled. A written confirmation of the balance in each Eligible Director’s Account shall be provided by the Corporation to the Eligible Director at least annually.

2.7	Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Common Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding. Such adjustment shall be made by the Committee, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

Section 3 Redemptions

3.1	Redemption of Deferred Share Units

Subject to Sections 3.4 and 3.5, an Eligible Director may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Eligible Director’s Account shall be redeemed (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Corporation. No Entitlement Date elected by an Eligible Director pursuant to this Section 3.1 shall be before the Eligible Director’s Termination Date or later than December 15 of the calendar year following the year in which the Eligible Director’s Termination Date occurs. Where an Eligible Director to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director which, subject to Section 3.3, shall be December 15 of the year following the year in which the Eligible Director’s Termination Date occurs.

3.2	Settlement of Deferred Share Units

An Eligible Director, or the Beneficiary of an Eligible Director, as the case may be, who redeems Deferred Share Units hereunder shall be entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any Deferred Share Units is made through the issuance Common Shares, the Eligible Director (or his

Beneficiary) will, subject to Section 4.13, receive one Common Share for each whole Deferred Share Unit being settled in Common Shares. No fractional Common Shares will be issued and any fractional Deferred Share Units remaining following settlement hereunder shall be cancelled without payment. Where settlement of any Deferred Share Units is made in cash, the Eligible Director (or his Beneficiary) will, subject to Section 4.13, receive a lump sum cash payment equal to the Fair Market Value on the payment date multiplied by the number of whole and fractional Deferred Share Units being settled by way of such cash payment. Where settlement of Deferred Share Units is made through the purchase of Common Shares on the open market, the Eligible Director (or his Beneficiary) will receive such number of whole Common Shares as are purchased in accordance with Section 3.5.

3.3	Extended Entitlement Date

In the event that the Committee is unable, by an Eligible Director’s Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Eligible Director’s Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Committee and such delay is not caused by the Eligible Director, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Committee.

3.4	Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, an Eligible Director hereunder shall be paid on or before December 31 of the calendar year commencing immediately after the Eligible Director’s Termination Date.

3.5	Purchase of Common Shares on the Open Market

3.5.1 Where the Committee determines that all or a portion of an Eligible Director’s Deferred Share Units will be redeemed for Common Shares such Common Shares shall be purchased by the Broker on the Toronto Stock Exchange or any other stock exchange approved by the Committee.

3.5.2 The Corporation shall notify the Broker as to the number of whole Common Shares to be purchased by the Broker on behalf of the Eligible Director (or the Beneficiary of an Eligible Director) on the basis of one Common Share for each Deferred Share Unit to be redeemed for Common Shares, subject to an adjustment in the number of Common Shares on account of applicable taxes and other source deductions in accordance with Section 4.13 and provided that the number of Common Shares to be purchased will be rounded down to the nearest whole number and no payment will be made in respect of any fractional Deferred Share Units or Common Shares. As soon as practicable thereafter, the Broker shall purchase on the applicable stock exchange the number of Common Shares specified in the notice from the Corporation and shall advise the Eligible Director, or the Eligible Director’s Beneficiary, as applicable, and the Corporation of:

i.	the aggregate purchase price of the Common Shares;

ii.	the purchase price per share or, if the Common Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per share);

iii.	the amount of any related brokerage commission; and

iv.	the settlement date for the purchase of the Common Shares.

3.5.3 On the settlement date in respect of the Common Shares purchased hereunder, upon payment of the aggregate purchase price and related brokerage commission by the Corporation on behalf of the Eligible Director, the Broker shall deliver to the Eligible Director, or to his designated representative, the certificate representing the Common Shares purchased on behalf of such Eligible Director or shall cause such Common Shares to be transferred electronically to an account designated by such Eligible Director.

3.5.4 Upon designation of a Broker or at any time thereafter, the Corporation may elect to provide the designated Broker with a letter agreement to be executed by the Broker, the Eligible Director and the Corporation, setting forth, inter alia:

i.	the Broker’s agreement with being so designated, to acting for the Eligible Director’s account in accordance with customary usage of the trade with a view to obtaining the best share price for the Eligible Director in respect of the Common Shares to be purchased for the Eligible Director, and to delivering to the Eligible Director, or his or her representative, the share certificate for, or to transferring electronically to an account designated by the Eligible Director, the Common Shares purchased upon receipt from the Corporation of payment of the aggregate purchase price and related reasonable brokerage commission; and

ii.	the Corporation’s agreement to notify the Broker of the number of Common Shares to be purchased and to pay the aggregate purchase price and the related reasonable brokerage commission,

provided, however, that none of the terms of such letter agreement shall have the effect of making the Broker or deeming the Broker to be an affiliate of, or not independent from, the Corporation for purposes of any applicable corporate, securities requirement or under Stock Exchange Rules.

Section 4 General

4.1	Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded. To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

4.2	Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Corporation and an Eligible Director, including without limitation, the estate of such Eligible Director and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or the Eligible Director’s creditors.

4.3	Plan Amendment

4.3.1 The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;

(b)	shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) a change in the vesting provisions of the Plan; or (v) an amendment to the amending provisions of the Plan; and

(c)	no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan.

4.3.2 Notwithstanding Section 4.3.1, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

4.4	Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan. Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

4.5	Applicable Trading Policies and Reporting Requirements

The Committee and each Eligible Director will ensure that all actions taken and decisions made by the Committee or an Eligible Director, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Corporation relating to insider trading and “black out” periods. All Deferred Share Units shall be considered a “security” of the Corporation solely for reporting purposes under the insider trading policy of the Corporation.

4.6	Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Director may designate in writing a person who is a dependant or relation of the Eligible Director as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Director. The Eligible Director may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Schedule C. The initial designation of each Eligible Director shall be executed and filed with the Secretary of the Corporation within sixty (60) days following the Effective Date of the Plan. Changes to such designation may be filed from time to time thereafter.

4.8	Death of Eligible Director

In the event of an Eligible Director’s death, any and all Deferred Share Units then credited to the Eligible Director’s Account shall become payable to the Eligible Director’s Beneficiary in accordance with Sections 3.2, 3.3 and 3.4 as soon as reasonably practicable after the Eligible Director’s date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Eligible Director.

4.9	Rights of Eligible Directors

4.9.1 Except as specifically set out in the Plan, no Eligible Director, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

4.9.2 Rights of Eligible Directors respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

4.9.3 The Plan shall not be construed as granting an Eligible Director a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

4.9.4 Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Eligible Director or other person to exercise voting rights or any other rights attaching to the ownership of Common Shares.

4.10	Compliance with Law

Any obligation of the Corporation pursuant to the terms of the Plan is subject to compliance with Applicable Law. The Eligible Directors shall comply with Applicable Law and furnish the Corporation with any and all information and undertakings as may be required to ensure compliance therewith.

4.11	Administration Costs

The Corporation will be responsible for all costs relating to the administration of the Plan.

4.12	Limited Liability

No member of the Committee, the Board or any officer or employee of the Corporation or any subsidiary, partnership or trust of the Corporation or other controlled entity (each an “Algonquin Entity”) shall be liable for any action or determination made in good faith pursuant to the Plan, any Election Notice or DSU Notice under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Corporation or an Algonquin Entity.

4.13	Withholding

The Corporation may withhold from any amount payable to an Eligible Director, either under the Plan or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Eligible Director, or causing any Eligible Director to sell, any Common Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Eligible Director hereunder or (b) requiring an Eligible Director, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations, including, without limitation, requiring the Eligible Director to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.

Schedule A

Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”)

ELECTION NOTICE

1.	Election:

Subject to Part II of this Notice, for the period              to             , I hereby elect to receive the following percentage (the “Elected Percentage”) of my Annual Cash Remuneration by way of Deferred Share Units (“DSUs”):

	Amount	Percentage in DSUs		Percentage in Cash
Annual Cash Remuneration	$	________	%	________	%

2.	Acknowledgement

I confirm and acknowledge that:

(a)	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

(b)	I will not be able to cause the Corporation or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

(c)	When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(d)	The value of DSUs are based on the value of the Common Shares of the Corporation and therefore are not guaranteed.

(e)	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Corporation.

(f)	This election is irrevocable.

(g)	The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	(Name of Eligible Director)

(Signature of Eligible Director)

Schedule B

Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”)

DSU NOTICE

Notice

This Notice confirms the crediting by Algonquin Power & Utilities Corp. (the “Corporation”) to the Account of the director named below (the “Eligible Director”) pursuant to Section 2.3.2 of the Plan of              [number] Deferred Share Units (“DSUs”) effective •, 20     (the “Effective Date”) on the terms set out in the Plan.

1.	Confirmation

For greater certainty, the above-noted DSUs have been credited to the Eligible Director’s Account on the understanding that that:

(a)	The Eligible Director will not be able to cause the Corporation or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.

(b)	When DSUs credited to the Eligible Director’s Account pursuant to this Notice are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs are based on the value of the Common Shares of the Corporation and therefore are not guaranteed.

(d)	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Corporation.

(e)	In the event of any discrepancy between the terms of the Plan and the terms of this Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.

Schedule C

Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”)

BENEFICIARY DESIGNATION

To: Algonquin Power & Utilities Corp.

I,                     , being an Eligible Director under the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”) hereby designate the following person as my Beneficiary for purposes of the Plan:

Name of Beneficiary: _________________________

Address of Beneficiary:_________________________

___________________________________________

This designation revokes any previous beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:

Name:	(please print)

Signature:

Schedule “H”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF

THE BOARD OF DIRECTORS

1.	PURPOSE

1.1	The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1	General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

2.2	Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards. A minimum of a majority of the Board shall be independent in accordance with these standards.

2.3	Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

2.4	Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.5	Meetings Without Management - The Board shall, at least annually, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management of the Corporation are not present.

3.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

3.1	Strategic Planning

a.	Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.	Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

3.2	Risk Management

a.	General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.3	Human Resource Management

a.	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

b.	Succession Review - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, as applicable, review the Chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

3.4	Corporate Governance

a.	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

b.	Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting- At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

3.5	Financial Information

a.	General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.	Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

3.6	Communications

a.	General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.	Disclosure - At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

3.7	Committees of the Board

a.	Board’s Committees - The Board has established the following committees of the Board: the Audit Committee and the Corporate Governance Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

b.	Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

c.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

e.	Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4.	ORIENTATION AND EVALUATION

4.1	Each new director shall participate in an orientation program for the Board.

4.2	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.	CURRENCY OF MANDATE

This mandate was approved by the Board of Directors of Algonquin Power & Utilities Corp. as of May 6, 2010.